Exhibit 99.2

YAMANA GOLD INC.

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

This management information circular is furnished in connection with the solicitation of proxies by the management of Yamana Gold Inc. (the “Company”) for use at the annual and special meeting of shareholders (the “Meeting”) of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  References in this management information circular to the Meeting include any adjournment or adjournments thereof.  It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Company and the Company will also use the services of an outside proxy solicitation agency to solicit proxies, namely Kingsdale Shareholder Services Inc. pursuant to a solicitation agreement with the Company, with anticipated costs totaling approximately $45,000.  The cost of solicitation will be borne by the Company.

The board of directors of the Company (the “Board”) has fixed the close of business on April 7, 2008 as the record date, being the date for the determination of the registered holders of securities entitled to receive notice of and to vote at the Meeting.  Duly completed and executed proxies must be received by the Company’s transfer agent, CIBC Mellon Trust Company, at the address indicated on the enclosed envelope no later than 4:00 p.m. (Toronto time) May 12, 2008, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

Unless otherwise stated, the information contained in this management information circular is as of April 7, 2008.  This management information circular contains references to United States dollars and Canadian dollars.  All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars and United States dollars are referred to as “US$”.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers and/or directors of the Company.  A shareholder desiring to appoint some other person, who need not be a shareholder, to represent him at the Meeting, may do so by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy at the office of the Company’s transfer agent, CIBC Mellon Trust Company, indicated on the enclosed envelope no later than 5:00 p.m. (Toronto time) on May 12, 2008, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space.  If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank.  The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and deposited either at the head office of the Company (Yamana Gold Inc.,150 York Street, Suite 1102, Toronto ON  M5H 3S5; Attention: Jacqueline Jones, Vice-President, Legal, General Counsel and Corporate Secretary) at any time up to and including the last business day preceding the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them.  In the absence of such direction, such shares will be voted in favour of the passing of all the resolutions described below.  The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the time of printing of this management information circular, management knows of no such amendments, variations or other matters to come before the Meeting.  However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Non-Registered Shareholders

Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares of the Company (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.  In accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this management information circular, the form of proxy and the supplemental mailing list return card and the consent for electronic delivery (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them.  Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders.  Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(i)                                   be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow.  Typically, the voting instruction form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information.  In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(ii)                                be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy.  In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, at the appropriate address noted on the form of proxy.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Company they beneficially own.  Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided.  In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven (7) days prior to the Meeting.

Interest of Certain Persons in Matters to be Acted Upon

No (a) director or executive officer of the Company who has held such position at any time since January 1, 2007; (b) proposed nominee for election as a director of the Company; or (c) associate or affiliate of a person in (a) or (b) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than by virtue of the fact that officers of the Company (other than the Chairman and Chief Executive Officer) will be eligible to receive a portion of their compensation in the form of restricted shares under the Company’s proposed Restricted Share Units Plan, which shareholders are being asked to vote on at this Meeting.  See “Particulars of Matters to be Acted Upon – Approval of RSU Plan”.

Voting Securities and Principal Holders Thereof

As of April 7, 2008, 677,906,830 common shares (the “Common Shares”) in the capital of the Company were issued and outstanding.  Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting.  The record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting has been fixed at April 7, 2008.  In accordance with the provisions of the Canada Business Corporations Act (the “CBCA”), the Company will prepare a list of holders of Common Shares as of such record date.  Each holder of Common Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting.  All such holders of record of Common Shares are entitled either to attend and vote thereat in person the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Company’s transfer agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the Common Shares held by them.

To the knowledge of the directors and executive officers of the Company, as of the date hereof, there are no persons, or companies who beneficially own, directly or indirectly, or exercise control or direction over voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

Statement of Executive Compensation

The following table provides information for the three most recently completed financial years ended December 31, 2007 regarding compensation paid to or earned by the Company’s Chairman and Chief Executive Officer, the Company’s Senior Vice President, Finance and Chief Financial Officer and the Company’s three most highly compensated executive officers other than the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer as at December 31, 2007 (the “Named Executive Officers”).

Summary Compensation Table

		Annual Compensation(6)					Long-Term Compensation
			Bonus				Securities	Shares or Units
Name and Principal Position	Year	Salary	Ordinary Cash Bonus(7)	Supplemental Cash Bonus	Shares(8)	Other Annual Compensation	Under Options Granted(9)	Subject to Resale Restrictions	LTIP Payouts	All Other Compen- sation
		($)	($)	($)	($)	($)	(#)	($)	($)	($)

Peter Marrone (1)	2007	900,000	1,300,000	5,500,000	Nil	56,367	Nil	Nil	Nil	Nil
Chairman and	2006	552,156	Nil	Nil	739,500	43,650	2,000,000	Nil	Nil	Nil
Chief Executive	2005	501,960	500,000	Nil	Nil	38,930	600,000	Nil	Nil	Nil
Officer

Charles Main (2)	2007	350,000	519,000	1,231,000	Nil	8,771	Nil	Nil	Nil	Nil
Senior Vice	2006	234,960	100,000	Nil	394,400	17,298	500,000	Nil	Nil	Nil
President,	2005	213,600	125,000	Nil	Nil	13,014	200,000	Nil	Nil	Nil
Finance and
Chief Financial
Officer

Antenor Silva (3)	2007	298,377	649,000	1,351,000	Nil	15,913	Nil	Nil	Nil	Nil
President and	2006	248,464	135,658	Nil	493,000	11,931	700,000	Nil	Nil	Nil
Chief Operating	2005	223,190	139,320	Nil	Nil	10,081	400,000	Nil	Nil	Nil
Officer

Greg McKnight (4)	2007	300,000	519,000	1,231,000	Nil	22,038	Nil	Nil	Nil	Nil
Senior Vice	2006	247,500	100,000	Nil	394,400	8,555	500,000	Nil	Nil	Nil
President,	2005	225,000	125,000	Nil	Nil	5,812	200,000	Nil	Nil	Nil
Business
Development

Ludovico Costa(5)	2007	263,652	125,000	210,000	Nil	Nil	Nil	Nil	Nil	Nil
Senior Vice	2006	144,069	44,623	Nil	Nil	Nil	75,000	Nil	Nil	Nil
President,	2005	—	—	Nil	—	—	—	—	—	—
Operations

(1)      Mr. Marrone was appointed as President and Chief Executive Officer of the Company effective July 31, 2003 and became Chairman on May 2, 2007.

(2)      Mr. Main was appointed as Vice President, Finance and Chief Financial Officer of the Company effective July 31, 2003 and became Senior Vice President, Finance on October 16, 2007.

(3)      Mr. Silva was appointed as Chief Operations Officer of the Company effective August 12, 2003 and became President on May 2, 2007.

(4)      Mr. McKnight was appointed as Vice President, Business Development of the Company effective February 5, 2004 and became Senior Vice President, Business Development on October 16, 2007.

(5)      Mr. Costa was appointed as Senior Vice President, Operations of the Company on October 16, 2007.  Prior to this, Mr. Costa was Vice President, Operations of the Company since May 7, 2007 and was Director of Operations from March 23, 2006 to May 7, 2007.   Therefore, Mr. Costa’s 2006 information is for the period from March 23, 2006 to December 31, 2006.

(6)      All dollar amounts are expressed in Canadian dollars.  In the case of compensation paid in United States dollars, amounts have been converted to Canadian dollars based on an exchange rate for the respective periods of US$1.0748:Cdn$1 for 2007, US$0.8846:Cdn$1 for 2006 and US$0.8613:Cdn$1 for 2005 and for compensation paid in Brazilian reais, amounts have been converted to Canadian dollars based on an exchange rate for the respective periods of R$0.5513:Cdn$1 for 2007, R$0.5127:Cdn$1 for 2006 and R$0.4982:Cdn$1 for 2005.

(7)      For Mr. Marrone, the ordinary cash bonus includes $300,000 paid to Mr. Marrone for the 2007 fiscal year as an adjustment, to provide for a minimum salary and bonus of $1.2 million in 2007 without increasing salary level.

(8)      The Named Executive Officers were paid a portion of their 2006 bonus in Common Shares to minimize the use of cash resources.  These bonuses were subject to cash taxes payable by the Named Executive Officer.

(9)      Options are exercisable to purchase Common Shares.  See also “Stock Options”.

Summary Compensation Table for Chief Executive Officer (1)

The following table provides information for the three most recently completed financial years ended December 31, 2007 regarding compensation paid to or earned by the Chairman and Chief Executive Officer of the Company.

		Cash
Name and Principal Position	Year	Annualized Base Salary	Ordinary Bonus	Supplemental Bonus	Adjustment Bonus	Other
		($)	($)	($)	($)	($)

Peter Marrone	2007	900,000	1,000,000	5,500,000	300,000	56,367
Chairman and Chief Executive	2006	552,156	739,500	Nil	Nil	43,650
Officer	2005	501,960	500,000	Nil	Nil	38,930

The following table provides information regarding the aggregate number and value of all Common Shares and stock options held by the Chairman and Chief Executive Officer of the Company at March 31, 2008.

Common Shares		Exercisable Stock Options(1)		Unexercisable Stock Options
Number	Value ($ )	Number	Value ($)(2)	Number	Value ($)

1,795,279	27,036,902	530,000	3,064,400	Nil	Nil

(1)           As at March 31, 2008, Mr. Marrone held 500,000 options at an exercise price of $9.65 expiring March 22, 2011 and 30,000 options at an exercise price of $3.08 expiring August 26, 2010.

(2)           Calculated using the closing price of the Common Shares on the TSX on March 31, 2008 of $15.06, less the exercise price of in-the-money stock options.  These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

Chief Executive Officer Investment Requirements

The Board has implemented a policy which requires the Chief Executive Officer of the Company to hold Common Shares equal in value to a minimum of two times such officer’s base cash salary.  This requirement is to be attained within three years of becoming the Chief Executive Officer of the Company and must be maintained throughout his tenure as Chief Executive Officer.  Mr. Marrone directly held 1,795,279 Common Shares, with a value of $27,036,902 as at March 31, 2008.

Stock Options

There were no stock options granted to the Named Executive Officers during the financial year ended December 31, 2007 pursuant to the Company’s share incentive plan (the “Share Incentive Plan”).

The following table provides details regarding stock options exercised by the Named Executive Officers during the financial year ended December 31, 2007 and year-end option values.

Aggregated Option Exercises During the Financial Year Ended December 31, 2007

and Year-End Option Values

	Securities	Aggregate Value	Unexercised Options at December 31, 2007		Value of Unexercised in-the- money Options at December 31, 2007 (1)
Name	Acquired on Exercise (#)	Realized ($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)

Peter Marrone(2)	900,000	9,624,900	2,030,000	Nil	6,774,300	Nil
Chairman and Chief
Executive Officer

Charles Main(3)	140,000	788,220	383,000	Nil	1,240,920	Nil
Senior Vice President,
Finance and Chief
Financial Officer

Antenor F. Silva, Jr. (4)	525,000	5,553,250	975,000	Nil	4,798,000	Nil
President and Chief
Operating Officer

Greg McKnight(5)	150,000	1,793,650	550,000	Nil	2,080,000	Nil
Senior Vice President,
Business
Development

Ludovico Costa(6)	Nil	Nil	75,000	Nil	243,000	Nil
Senior Vice President,
Operations

(1)           Calculated using the closing price of the Common Shares on the TSX on December 31, 2007 of $12.89, less the exercise price of in-the-money stock options.  These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)           Mr. Marrone held 2,000,000 options at an exercise price of $9.65 expiring March 22, 2011, and 30,000 options at an exercise price of $3.08 expiring August 26, 2010.

(3)           Mr. Main held 383,000 options at an exercise price of $9.65 expiring March 22, 2011.

(4)           Mr. Silva held 275,000 options at an exercise price of $3.69 expiring May 12, 2015, and 750,000 options at an exercise price of $9.65 expiring March 22, 2011.

(5)           Mr. McKnight held 50,000 options at an exercise price of $3.69 expiring May 12, 2015, and 500,000 options at an exercise price of $9.65 expiring March 22, 2011.

(6)           Mr. Costa held 75,000 options at an exercise price of $9.65 expiring March 22, 2011.

Termination of Employment, Changes in Responsibilities and Employment Agreements

As at December 31, 2007, the Company or its wholly-owned subsidiaries, had employment agreements with each of the Named Executive Officers.

The Company has entered into employment agreements (i) dated July 25, 2003, as amended September 1, 2004 with Peter Marrone, Chairman and Chief Executive Officer of the Company; (ii) dated August 6, 2003, as amended December 13, 2004 with Charles Main, Senior Vice President, Finance and Chief Financial Officer of the Company; (iii) dated August 12, 2003 with Antenor F. Silva, Jr., President and Chief Operations Officer of the Company; (iv) dated January 8, 2004, as amended December 13, 2004 with Greg McKnight, Senior Vice President, Business Development of the Company and (v) dated March 23, 2006 with Ludovico Costa, Senior Vice President, Operations of the Company.

Pursuant to his employment agreement, Mr. Marrone’s base salary is reviewed on an annual basis, but in any event will not be less than the previous year’s base salary.  Mr. Marrone is also entitled to bonuses, stock options and benefits at the discretion of the Board.  Mr. Marrone may terminate his employment agreement upon three months’ written notice to the Company.  The Company may terminate Mr. Marrone’s employment agreement at any time without cause, in which event it is obligated to provide Mr. Marrone with a severance in lieu of notice.  Upon termination of Mr. Marrone’s employment with the Company for any reason other than cause, or upon a change of control of the Company, Mr. Marrone is entitled to a payment equal to three times his highest annual salary and bonus (plus additional premium in the case of a change of control).  Mr. Marrone is also entitled to a cash amount in lieu of Common Shares issuable under stock options not exercised within 30 days of notice from the Company, whether or not such options are exerciseable, based on a predetermined formula set out in his employment agreement.  Alternatively, Mr. Marrone may elect to continue to hold any unexercised options for the balance of their term.  In addition, Mr. Marrone’s employment agreement contains customary provisions relating to the termination of his employment for good reason and, in such event, Mr. Marrone is entitled to the severance payments noted above.

Pursuant to Mr. Main’s employment agreement, his base salary is reviewed annually, but in any event will not be less than the previous year’s base salary.  Mr. Main is also entitled to bonuses, stock options and benefits at the discretion of the Board.  The employment agreement provides that the executive may terminate his employment agreement upon 90 days’ written notice to the Company, and the Company may terminate the executive’s employment agreement at any time without cause, in which event the executive shall be entitled to a severance in lieu of notice.  Upon termination of employment with the Company for any reason other than cause or other than upon a change of control of the Company, Mr. Main is entitled to a payment equal to 12 months base salary plus accrued but unused vacation.  Upon a change of control of the Company, Mr. Main is entitled to a payment of an amount equal to 18 months base salary and any bonus plus accrued but unused vacation.  Any previously issued options granted to Mr. Main shall vest upon termination of his employment and shall remain exercisable for 12 months from such termination, notwithstanding the provisions of any agreement or plan.  In addition, the employment agreement contains customary provisions relating to termination for good reason and, in such event, Mr. Main shall be entitled to the severance noted above. Modifications to the termination of employment and change of control provisions in Mr. Main’s employment agreement are in progress. The modifications include that upon termination of employment with the Company for any reason other than cause or other than upon a change of control of the Company, Mr. Main would be entitled to a payment equal to 24 months base salary plus accrued but unused vacation.  Upon a change of control of the Company, Mr. Main would be entitled to a payment of an amount equal to 24 months base salary and any ordinary course bonus plus accrued but unused vacation.

The employment agreement relating to Mr. Silva provides that Mr. Silva shall be employed as President and Chief Operations Officer of Yamana through the Company’s indirect, wholly-owned subsidiary, Yamana Resources (BVI) Ltd.  Pursuant to Mr. Silva’s employment agreement, his base salary is reviewed annually, but in any event will not be less than the previous year’s base salary.  Mr. Silva is also entitled to bonuses, stock options and benefits at the discretion of the Board of Yamana.  The employment agreement provides that the executive may terminate his employment agreement upon 90 days’ written notice to the Company, and the Company may terminate the executive’s employment agreement at any time without cause, in which event the executive shall be entitled to a severance in lieu of notice.  Upon termination of employment with the Company for any reason other than cause, Mr. Silva is entitled to a payment equal to his annual base salary plus accrued but unused vacation.  Upon a change of control of the Company, Mr. Silva is entitled to a payment of an amount equal to 18 months base salary and any bonus plus accrued but unused vacation.  Any previously issued options granted to Mr. Silva shall vest upon termination of his employment and shall remain exercisable for 12 months from such termination, notwithstanding the provisions of any agreement or plan.  In addition, the employment agreement contains customary provisions relating to termination for good reason and, in such event, Mr. Silva shall be entitled to the severance noted above. Modifications to the termination of employment and change of control provision in Mr. Silva’s employment agreement are in progress. The modifications include that upon termination of employment with the Company for any reason other than cause or other than upon a change of control of the Company, Mr. Silva would be entitled to a payment equal to 24 months base salary plus accrued but unused vacation.  Upon a change of control of the Company, Mr. Silva would be entitled to a payment of an amount equal to 24 months base salary and any ordinary course bonus plus accrued but unused vacation.

Pursuant to his employment agreement, Mr. McKnight’s salary is reviewed annually but in any event will not be less than the previous year’s base salary.  Mr. McKnight is also entitled to bonuses, stock options and benefits at the discretion of the Board.  Mr. McKnight may terminate his employment agreement upon 90 days’ written notice to the Company.  The Company may terminate Mr. McKnight’s employment agreement at anytime without cause, in which event Mr. McKnight shall be entitled to a severance in lieu of notice.  Upon termination of his employment with the Company for any reason other than cause or a change of control, Mr. McKnight is entitled to a payment equal to 18 months’ base salary plus accrued but unused vacation.  Any previously issued options granted to Mr. McKnight shall vest upon termination of his employment and shall remain exercisable for 18 months from such termination, notwithstanding the provisions of any agreement or plan.  Upon a change of control, Mr. McKnight is entitled to a payment of an amount equal to 24 months base salary and any bonuses plus accrued but unused vacation, and any previously issued stock options granted to Mr. McKnight shall vest upon termination of his employment as a result of a change of control and shall remain exercisable for 12 months from such termination, notwithstanding the provisions of any agreement or plan.  In addition, Mr. McKnight’s employment agreement contains customary provisions relating to the termination of his employment for good reason and, in such event, Mr. McKnight is entitled to the severance payments noted above.

The employment agreement relating to Mr. Costa provides that Mr. Costa shall be employed as Senior Vice President, Operations of Yamana through the Company’s indirect, wholly-owned subsidiary, Yamana Desenvolvimento Mineral S.A.  Pursuant to Mr. Costa’s employment agreement, his base salary is reviewed annually and he is entitled to bonuses from time to time. Modifications to Mr. Costa’s employment agreement are in progress. The modifications include that his base salary is to be reviewed annually, but in any event would not be less than the previous year’s base salary.  Mr. Costa would be entitled to bonuses, stock options and benefits at the discretion of the Board of Yamana.  The employment agreement would provide that the executive may terminate his employment agreement upon 90 days’ written notice to the Company, and the Company may terminate the executive’s employment agreement at any time without cause, in which event the executive shall be entitled to a severance in lieu of notice.  Upon termination of employment with the Company for any reason other than cause, Mr. Costa would be entitled to a payment equal to his annual base salary plus accrued but unused vacation.  Upon a change of control of the Company, Mr. Costa would be entitled to a payment of an amount equal to 18 months base salary and any bonus plus accrued but unused vacation.  Any previously issued options granted to Mr. Costa would vest upon termination of his employment and would remain exercisable for 12 months from such termination, notwithstanding the provisions of any agreement or plan.  In addition, the employment agreement would contain customary provisions relating to termination for good reason and, in such event, Mr. Costa would be entitled to the severance noted above.

Other than as described above, the Company and its subsidiaries have no compensatory plans or arrangements with respect to the Named Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officers’ employment with the Company and its subsidiaries, from a change of control of the Company and its subsidiaries or a change in the Named Executive Officers’ responsibilities following a change of control.

Pension Plans

Neither the Company nor any of its subsidiaries have any defined benefit or actuarial plans under which Named Executive Officer benefits are determined primarily by final compensation and years of service.

Compensation of Directors

Standard Compensation Arrangements

The Board meets annually to review the adequacy and form of directors’ compensation.  From January 1, 2007 to May 31, 2007, each non-executive director of the Company received an annual retainer fee of $25,000, paid quarterly.  The non-executive Chairman of the Board received an additional fee of $25,000 in 2007.  Members of the Audit, Compensation, Corporate Governance and Nominating and Sustainability committees of the Board were paid $1,000 per meeting, and the Chairman of each such committees of the Board are paid an annual retainer fee of $4,000, $2,000, $2,000 and $2,000, respectively.  Members of the Board receive an additional fee of Cdn$1,500 per diem when consulting at a mine site.

During 2007, management of the Company requested that the Compensation Committee review the compensation for independent directors due to the rapid growth of the Company and the increased responsibilities and liabilities of directors.  The Compensation Committee conducted a peer review of the director remuneration for selected companies and made recommendations to the Board on the adequacy and form of directors’ remuneration.  Following the recommendations of the Compensation Committee, effective June 1, 2007 to December 31, 2007, the annual retainer was increased to $100,000 and the Lead Director received an additional annual retainer of $25,000.  The meeting fees were $2,000 per Board Meeting and $1,000 per Committee Meeting.  The annual retainer for the Chairman of the Audit Committee was increased to $10,000 and the annual retainer for the Chairman of each of the Compensation, Corporate Governance and Nominating, and Sustainability committees was increased to $5,000.  Effective January 1, 2008, the annual Board retainer was increased to $150,000, of which $100,000 will be paid in cash and $50,000 of which will be paid by the grant of Deferred Share Units.  See “Compensation of Directors - Deferred Share Unit Plan” below.

During the financial year ended December 31, 2007, an aggregate of US$808,043 was paid to the non-executive directors, and an aggregate of US$178,891 was paid to the Lead Director.

The Compensation Committee, based on a review of current practices and policies concerning the granting of stock options to directors, determined to discontinue the practice of granting of stock options to non-executive directors following the option grants to the non-executive directors in March 2006.

The following table provides details regarding compensation paid to the Company’s directors during the financial year ended December 31, 2007.

Name	Board Annual Retainer	Committee Chair Retainer	Lead Director Retainer	Aggregate Board Attendance Fee	Aggregate Committee Attendance Fee	Total Fees Paid in Cash	Total Fees
	($)	($)	($)	($)	($)	($)	($)

Peter Marrone	—	—	—	—	—	—	—

Victor Bradley	68,750	7,500	22,917	65,000	19,500	183,667	183,667

Antenor Silva	—	—	—	—	—	—	—

Patrick Mars	68,750	3,750	—	70,000	24,000	166,500	166,500

Juvenal Mesquita(1)	—	—	—	—	—	—	—

Nigel Lees	68,750	3,750	—	66,000	14,500	153,000	153,000

Dino Titaro	68,750	—	—	64,000	24,500	157,250	157,250

John Begeman	57,417	2,500	—	66,000	1,000	126,917	126,917

Robert Horn(2)	22,920	—	—	6,000	—	28,920	28,920

Richard Graff(2)	22,920	—	—	6,000	2,000	30,920	30,920

Carl Renzoni(2)	22,920	—	—	6,000	—	28,920	28,920

(1)

Mr. Mesquita resigned from the Board effective October 16, 2007 to accommodate the three new nominee directors of Meridian Gold Inc. (Messrs. Graff, Horn and Renzoni) appointed in connection with the acquisition by the Company of Meridian Gold Inc.

(2)	Messrs. Horn, Graff and Renzoni were each appointed to the Board effective October 16, 2007.

Other Arrangements

None of the directors of the Company were compensated in their capacity as a director by the Company and its subsidiaries during the financial year ended December 31, 2007 pursuant to any other arrangement or in lieu of any standard compensation arrangement and none of the directors were compensated for services as consultants or experts by the Company and its subsidiaries during the financial year ended December 31, 2007, other than Juvenal Mesquita who received $96,000 in consulting fees.

During the year ended December 31, 2007, in connection with the acquisition of Meridian Gold Inc. (“Meridian”) by Yamana, Mr. Horn was issued a total of 13,762 Common Shares upon the exercise of stock options of Meridian and Mr. Renzoni was issued a total of 11,515 Common Shares upon the exercise of stock options of Meridian.

Deferred Share Unit Plan

On April 2, 2008, the Board approved a Deferred Share Unit Plan for the Company (a “DSU Plan”) for non-executive directors (who are not otherwise employees) of the Company or a designated affiliate and the Chairman and/or Chief Executive Officer of the Company.  The purpose of the DSU Plan is to strengthen the alignment of interests between the eligible directors and the Chairman and/or Chief Executive Officer and the shareholders of the Company, in the case of eligible directors, by linking portion of annual director compensation to the future value of the Common Shares and, in the case of the Chairman and/or Chief Executive Officer, by linking long term incentive compensation to the future value of the Common Shares.  In addition, the DSU Plan has been adopted for the purpose of advancing the interests of the Company through the motivation, attraction and retention of directors of the company and the designated affiliates of the Company and the Chairman and/or Chief Executive Officer of the Company, it being generally recognized that deferred share unit plans aid in attracting, retaining and encouraging director commitment and performance due to the opportunity offered to them to receive compensation in line with the value of the Common Shares.

Under the DSU Plan, each non-executive director receives on the date in each quarter, which is five business days following the publication by the Company of its earning results for the previous quarter (or year in the case of the first quarter), that number of deferred share units (“DSUs”) having a value equal to one-third of his annual base compensation for the current quarter.  The number of DSUs granted to a director is determined by dividing the closing price of Common Shares on the TSX on the business day immediately preceding the date of grant.

In the event that a dividend (other than stock dividend) is declared and paid by the Company on the Common Shares, a participant under the DSU Plan will be credited with additional DSUs based on a formula set out in the DSU Plan.

At such time as a director or the Chairman and/or Chief Executive Officer ceases to hold such position, the Company will make a cash payment to the director or officer, equal to the market value of a Common Share on the date he ceases to be an eligible participant, multiplied by the number of DSUs held on that date.

Notwithstanding the terms of the DSU Plan, the Equity Based Compensation Policy implemented by the Compensation Committee (see “Security Based Compensation Arrangements – Share Incentive Plan”) provides that the Compensation Committee shall establish performance criteria for grants of DSUs to the Chairman and/or Chief Executive Officer of the Company from time to time, and provides that the maximum dollar amount of DSUs to be granted to the Chairman and/or Chief Executive Officer of the Company in any 12 month period shall be equal to 3 times the base salary of such officer.  In addition, subject to the terms of the DSU Plan, non-executive directors of the Company shall be issued one-third of their base compensation (i.e. annual retainer, committee retainer and chair of Board and committee retainers) by the grant of DSUs on a quarterly basis.

There have been no DSUs granted to directors of the Company as of the date hereof.

Directors’ and Officers’ Liability Insurance

The Company maintains, for the benefit of the Company, its subsidiaries and their directors and officers, insurance against liability incurred by the directors or officers in their capacity as directors or officers of the Company or any subsidiary.  The aggregate limit on liability for directors and officers under the insurance policies is $30 million, and the aggregate premiums paid by the Company is $594,000.  The terms of the policies provide for a deductible of $1,000,000 in respect of securities law claims and $500,000 in respect of all other claims.

Loans to Directors

The Company does not make personal loans or extensions of credit to its directors or executive officers.  There are no loans outstanding from the Company to any of its directors or executive officers.

Retirement Policy for Directors

The Company has implemented a retirement policy for its directors which provides for mandatory retirement of any director upon reaching the age of 75.

Composition of the Compensation Committee

The Compensation Committee is comprised of three independent directors of the Company.  As at December 31, 2007, the Compensation Committee was comprised of Nigel Lees (Chairman), Victor Bradley and Dino Titaro.

Report on Executive Compensation

Overall Compensation Philosophy

The following principles guide the Company’s overall compensation philosophy:

(a)                                  compensation is determined on an individual basis by the need to attract and retain talented, high-achievers;

(b)                                 calculating total compensation is set with reference to the market for similar positions in comparable companies and with reference to the location of employment;

(c)                                  an appropriate portion of total compensation is variable and linked to achievements, both individual and corporate;

(d)                                 internal equity is maintained such that individuals in similar jobs and locations are treated fairly; and

(e)                                  the Company supports reasonable expenses in order that employees continuously maintain and enhance their skills.

Compensation Committee Mandate

The Compensation Committee is established by the Board to assist the Board in fulfilling its responsibilities relating to compensation issues and to establish a plan of continuity for executive officers and other members of senior management (collectively, “Executive Management”).  The Compensation Committee ensures that the Company has an executive compensation plan that is both motivational and competitive so that it will attract, hold and inspire performance of Executive Management of a quality and nature that will enhance the sustainable profitability and growth of the Company.

The Compensation Committee reviews and recommends the compensation philosophy and guidelines for Executive Management, for recommendation to the Board for its consideration and approval. During 2007, the Compensation Committee held ten (10) meetings in total and six (6) meetings where only the independent members of the Compensation Committee were present.  Six (6) of the meetings were specifically related to the design and implementation of the merger incentive plan for the acquisition of Meridian Gold Inc. and Northern Orion Resources Inc. (“Northern Orion”).

The Compensation Committee reviews on an annual basis the cash compensation, performance and overall compensation package for each executive officer.  It then submits to the Board recommendations with respect to the basic salary, bonus and participation in share compensation arrangements for each executive officer.  In January 2007, following the annual review of compensation undertaken in 2006 and discussions with management, the Compensation Committee made further recommendations to the Board on cash bonuses for 2006 and salaries of Executive  Management in 2007.  In conducting its review of management’s recommendations, the Compensation Committee was satisfied that all recommendations complied with the Compensation Committee’s philosophy and guidelines set forth above.

The Compensation Committee retained Hay Group as consultant to the Committee.  During 2007, representatives from Hay Group attended portions of some Compensation Committee meetings, as requested by the Chairman of the Compensation Committee.  The Compensation Committee agrees on an as-needed basis, with input from management and Hay Group, on the specific work to be undertaken by Hay Group and the fees associated with such work.  All services provided by Hay Group to the Company, beyond their respective roles as advisors to the Compensation Committee, will require written pre-approval by the Chairman of the Compensation Committee outlining the scope of work and related fees.  The Compensation Committee will not approve any such work that, in its view, could compromise the independence of Hay Group as advisor to the Compensation Committee. The Compensation Committee will disclose annually in its management information circular the work done by and the fees paid to Hay Group for all work done for the Compensation Committee and any other work the Compensation Committee has approved.

During the financial year ended December 31, 2007, Hay Group’s fees as the Compensation Committee’s advisor totaled approximately $58,600.

Base Salary

In determining the base salary of an executive officer, the Compensation Committee places equal weight on the following factors:

(a)                                  the particular responsibilities related to the position;

(b)                                 salaries paid by comparable businesses;

(c)                                  the experience level of the executive officer; and

(d)                                 his or her overall performance.

In connection with the annual review of the Company’s compensation philosophy and programs undertaken during 2006, the Compensation Committee determined that, given the development of the Company into an intermediate gold producer, it was appropriate to increase the proportion of total compensation represented by base salary for 2007 with a corresponding decrease in emphasis on long-term incentives such as stock options.

In January 2007, the Compensation Committee reviewed the performance of each member of senior management and concluded, based on a comparable basis, that an increase in base salary was justified.  Consistent with the results of the review undertaken during 2006, the Compensation Committee also advised that no stock options be granted in 2007 and recommended that compensation for 2007 be set at competitive rates payable in cash.  Following these recommendations, the Board of Directors approved a base salary per year of $900,000 for the President and Chief Executive Officer, $350,000 for the Vice President, Finance and Chief Financial Officer, $350,000 for the Chief Operations Officer, and $300,000 for the Vice President, Business Development, effective January 1, 2007.

Bonus Payments

Executive officers are eligible for ordinary bonuses and supplemental bonuses, as the case may be, payable in cash or through stock-based compensation, after taking into account financial performance, attainment of certain corporate objectives, individual performance and extraordinary corporate events.

In taking into account financial performance, it is recognized that executive officers cannot control certain factors, such as currency exchange rates, commodity prices and interest rates.  When applying the financial performance criteria, the Compensation Committee considers factors over which the executive officers can exercise control, such as meeting budget targets established by the Board at the beginning of each year, controlling costs, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Company.

Commencing in May 2007, the Compensation Committee met to establish criteria in order to be able to consider and evaluate a series of performance bonuses that would include both ordinary course bonuses and supplemental bonuses, payable in cash or through the issuance of stock. The Compensation Committee wanted to establish supplemental bonus criteria to create an incentive that would be awarded in connection with corporate events that would redefine or further advance the growth and position of the Company, which would include evaluating corporate transactions and proposals.

The Compensation Committee engaged Hay Group to provide advice and direction on compensation in the event of extraordinary events. Between the months of July and October 2007, the Compensation Committee met on several occasions to consider criteria that would form the basis upon which supplemental bonuses would be granted. Following the announcement and during the course of the Meridian and Northern Orion transactions, the Compensation Committee continued the evaluation of a supplemental bonus, however also began to consider this in the context of a merger incentive plan for employees, should the Company be successful with its acquisitions of Meridian and Northern Orion. In the latter part of September 2007, following the agreement made between Meridian and the Company to complete the acquisition of Meridian, the Compensation Committee determined that, in addition to ordinary course bonuses, supplemental bonus awards would be granted for the successful completion of the acquisitions to the Named Executive Officers, other members of Executive Management and employees.

In October 2007, following the completion of the Northern Orion transaction and the acquisition of approximately 78% of the shares of Meridian, upon the recommendation of the Compensation Committee the Board approved supplemental bonus payments (the “Supplemental Bonus Payments”) under a merger incentive plan in recognition of the successful completion of the acquisitions of Meridian and Northern Orion.  Under the terms of the Supplemental Bonus Payments, a portion of the bonus was paid immediately upon approval, and the balance was paid upon the successful completion of the Meridian second-stage transaction and integration of the companies. Under the Supplemental Bonus Payments, $9,523 million was paid to the Named Executive Officers and $1,191 million to other members of Executive Management and employees, which in the aggregate represented 0.2% of the combined Meridian and Northern Orion transaction value.  The Compensation Committee determined that the bonus levels established were competitive and noted that both Meridian and Northern Orion had similar bonus plans in place. The Supplemental Bonus Payments were awarded on the basis that they would not create any obligation or entitlement under the change of control provisions in any employment arrangements.

The Board also approved ordinary course bonus payments (the “Ordinary Bonus Payments”) in recognition of the attainment of corporate objectives and individual performance. Under the Ordinary Bonus Payments, $2,777 million was paid to Named Executive Officers and $2,009 million to other members of Executive Management and employees. The Compensation Committee determined that the bonus levels established were competitive.

Long-Term Incentives

It is the compensation philosophy of the Company to provide a market based blend of base salaries, bonuses and, to a lesser extent, an equity incentive component in the form of options.  The Company believes that these long-term incentives promote ownership of the Company and serve to align the interests of management with the interests of the Company’s shareholders.

During the financial year ended December 31, 2007, the Board did not grant any stock options to executive officers of the Company.

Chief Executive Officer Compensation

The Compensation Committee:

(a)                                  periodically reviews the terms of reference for the Company’s Chief Executive Officer and recommends any changes to the Board for approval;

(b)                                 reviews corporate goals and objectives relevant to the compensation of the Chief Executive Officer and recommends them to the Board for approval;

(c)                                  leads the annual Chief Executive Officer review/evaluation process and reports the results of the process to the Board;

(d)                                 based on the results of the Chief Executive Officer’s evaluation, recommends Chief Executive Officer compensation to the Board for approval; and

(e)                                  reviews, and if appropriate recommends to the Board for approval, any agreements between the Company and the Chief Executive Officer, including those addressing retirement, termination of employment or other special circumstances, as appropriate.

The components of the Chief Executive Officer’s compensation are the same as those which apply to the other senior executive officers of the Company, namely base salary, bonus and long-term incentives in the form of stock options.  The Chairman of the Compensation Committee presents recommendations of the Compensation Committee to the Board with respect to the Chief Executive Officer’s compensation.  In setting the Chief Executive Officer’s salary, the Compensation Committee received competitive market compensation information from Hay Group, and reviewed salaries paid to other senior officers in the Company, salaries paid to other chief executive officers in the industry and the Chief Executive Officer’s impact on the achievement of the Company’s objectives for the previous financial year.  The Compensation Committee was satisfied that all such recommendations comply with the Compensation Committee’s policy which is both motivational and competitive to put the Company in a position to attract, retain and inspire performance of executive officers of a quality and nature that will enhance the sustainable profitability and growth of the Company.

During the financial year ended December 31, 2007, Mr. Marrone’s base salary was set at $900,000.  In addition, in January 2007, the Board approved a cash bonus of $300,000 to be paid to Mr. Marrone for the 2007 fiscal year to provide for a minimum salary and bonus of $1.2 million in 2007.

Mr. Marrone received an Ordinary Bonus Payment of $1,000,000 million for the attainment of corporate objectives, corporate performance, individual performance and for the positive impact Mr. Marrone had on the value of the Company. The Compensation Committee determined that the Ordinary Bonus Payment awarded to Mr. Marrone was fair and equitable in relation to the marketplace and the performance of the Company in 2007 and prior years.

Mr. Marrone received a Supplemental Bonus Payment of $5,500,000 million in recognition of his integral role in 2007, in creating shareholder value and for evaluating and planning a corporate growth strategy that led to the successful completion of the acquisitions of Meridian and Northern Orion. Under the terms of the Supplemental Bonus Payments, a portion of the bonus was paid immediately upon approval, and the balance was paid upon the successful completion of the Meridian second-stage transaction and integration of the companies. The Compensation Committee determined that the bonus was competitive and in line with market practice and comparable bonus arrangements for executive officers of Meridian.

The foregoing report has been submitted by the Compensation Committee:

Nigel Lees (Chair)

Victor Bradley

Dino Titaro

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return for Cdn$100 invested in Common Shares on August 1, 2003 against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Composite Index Gold for the five most recently completed financial years of the Company following the completion of its reverse take-over transaction in August 2003, assuming the reinvestment of all dividends.

	Aug. 1/03	Dec. 31/03	Dec. 31/04	Dec. 30/05	Dec.29/06	Dec. 31/07

Yamana Gold Inc.	100.00	185.63	215.57	461.08	918.15	771.86
S&P/TSX Composite Index	100.00	114.75	131.37	163.06	191.21	210.01
S&P/TSX Composite Index Gold	100.00	132.34	121.92	147.86	189.30	200.15

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides details of compensation plans under which equity securities of the Company are authorized for issuance as of the financial year ended December 31, 2007.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (2)
Equity compensation plans approved by securityholders	17,184,272	$8.08	6,656,542
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	17,184,272	$8.08	6,656,542

(1)           Represents the number of Common Shares reserved for issuance upon exercise of 8,912,845 outstanding stock options and 8,271,427 outstanding common share purchase warrants.

(2)           Based on the maximum number of Common Shares reserved for issuance upon exercise of stock options under the Share Incentive Plan of 24,900,000, after deducting all of the options that have been exercised under the Share Incentive Plan since inception and adding back all expired options.

Security Based Compensation Arrangements

Share Incentive Plan

The Company’s share incentive plan (the “Share Incentive Plan”) dated June 24, 2004, as amended, is designed to advance the interests of the Company by encouraging eligible participants, being employees, officers, directors and consultants, to have equity participation in the Company through the acquisition of Common Shares.  In determining the terms of each grant of stock options, consideration is given to the participant’s present and potential contribution to the success of the Company.  Effective March 6, 2008, the Compensation Committee implemented an Equity Based Compensation Policy (the “EBC Policy”), the purpose of which is to set out the policies of the Compensation Committee concerning the grant of stock options, restricted share units and deferred share units under the relevant long term incentive plans of the Company.  See “Compensation of Directors – Deferred Share Unit Plan” and “Matters to be Acted Upon – Approval of Restricted Share Unit Plan”.

Notwithstanding the provisions of the Share Incentive Plan, the EBC Policy provides that stock options shall not be granted to non-executive directors of the Corporation.  This determination was made by the Compensation Committee effective March 2006, and has been formalized in the EBC Policy.  See “Compensation of Directors – Standard Compensation Arrangements”.  In addition, stock options may be granted by the Board at its discretion upon a recommendation from the Compensation Committee.  There are no fixed entitlements to stock option grants.  Under the EBC Policy, the Compensation Committee may establish performance criteria for the grant of stock options from time to time.

On December 10, 2006, the Compensation Committee recommended that there be vesting of all stock options granted by the Company, as to one-quarter (¼) vesting immediately, and ¼ vesting on each of the dates that are 12, 24 and 36 months following the date of grant.  These vesting provisions have now been formalized in the EBC Policy for all new stock options granted.

The current aggregate maximum number of Common Shares that may be reserved for issuance under stock options granted pursuant to the Share Incentive Plan is 24,900,000, representing approximately 3.7% of Company’s issued and outstanding Common Shares as at April 7, 2008.

Options to purchase an aggregate of 3,964,307 Common Shares, representing approximately 0.6% of the Company’s issued and outstanding Common Shares as at April 7, 2008, are currently outstanding and exercisable under the Share Incentive Plan.

The Share Incentive Plan provides for an aggregate maximum reserve of 5% of the Company’s issued and outstanding Common Shares for issuance to any one person.  The maximum number of Common Shares issuable to insiders, at any time, pursuant to the Share Incentive Plan and any other security based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding.  The maximum number of Common Shares issuable to insiders, within any one year period, pursuant to the Share Incentive Plan and any other security based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding.  The Share Incentive Plan is administered by the Board in consultation with the Compensation Committee.  Options granted under the Share Incentive Plan have an exercise price of not less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the date on which the option is granted and are exercisable for a period not to exceed ten years.  The Share Incentive Plan allows the expiry date of options granted thereunder to be the tenth day following the end of a self imposed blackout period on trading securities of the Company in the event that they would otherwise expire during or soon after such a blackout.  The vesting of stock options is at the discretion of the Board of the Company.  Any options granted under the Share Incentive Plan and which have been cancelled or terminated in accordance with the terms of the Share Incentive Plan without having been exercised will again be available for re-granting under the Share Incentive Plan.  However, any options granted under the Share Incentive Plan and exercised will not be available for re-granting under the Share Incentive Plan.  Options granted under the stock option component are not transferable or assignable and terminate: (i) within a period of 60 days following the termination of an optionee’s employment, subject to any agreement with a director or officer of the Company with respect to the rights of such director or officer upon termination or a change of control of the Company; and (ii) within a period of six months following the death of an optionee.

The Share Incentive Plan also provides for the granting of stock appreciation rights to optionees.  An optionee is entitled to elect to terminate his or her option, in whole or part, and, in lieu of receiving the Common Shares to which the terminated option relates, to receive that number of Common Shares, disregarding fractions, which, when multiplied by the fair value of the Common Shares (which is the average closing price of the Common Shares on the TSX for the five trading days prior to the date of termination of the option) to which the terminated option relates, has a total value equal to the product of the number of such Common Shares times the difference between the fair value and the option price per share of such Common Shares, less any amount required to be withheld on account of income taxes.  During the year ended December 31, 2007, there were no Common Shares issued upon the exercise of outstanding stock appreciation rights.

The Board and/or the Compensation Committee of the Board, may modify or terminate the Share Incentive Plan at any time.  Subject to receipt of requisite shareholder and regulatory approval, the Board may make amendments to the Share Incentive Plan to (i) amend the number of securities issuable under the plan; (ii) change to the definition of “Participants” which would have the potential of narrowing or broadening or increasing insider participation; (iii) add any form of financial assistance under the plan; (iv) amend a financial assistance provision which is more favourable to Participants; (v) add a cashless exercise feature, payable in cash or securities which does not provide for a full deduction in the number of underlying securities from the plan; (vi) add deferred or restricted share units or any other provision which results in Participants receiving securities while no cash consideration is received by the Company; and (vii) make amendments that may lead to significant or unreasonable dilution in the Company’s outstanding securities or may provide additional benefits to Participants, especially to insiders of the Company, at the expense of the Company and its existing shareholders.  The Board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion make all other amendments to the Share Incentive Plan that are not of the type contemplated above, including, without limitation: (i) amendments of a housekeeping nature; (ii) the addition of or a change to vesting provisions of a security or the plan; (iii) a change to the termination provisions of a security or the plan which does not entail an extension beyond the original expiry date; and (iv) the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the plan reserve.

The Company does not provide any financial assistance to Participants under the Share Incentive Plan to facilitate the purchase of securities under the Share Incentive Plan.  The Company has never re-priced any of the stock options it has granted under the Share Incentive Plan.

A copy of the Share Incentive Plan is available under the Company’s profile on SEDAR at www.sedar.com.

Restricted Share Unit Plan

The Company is asking shareholders at this Meeting to approve a Restricted Share Unit Plan for the Company, which is described under the heading “Matters to be Acted Upon – Approval of Restricted Share Unit Plan”.

Other Stock Options

In connection with the acquisition of RNC Gold Inc., the Company assumed options (the “RNC Options”) outstanding under the RNC Gold Inc. stock option plan, of which there were 64,600 RNC Options outstanding as at December 31, 2007, exercisable to acquire an aggregate of 64,600 Common Shares.  In connection with the acquisition of Viceroy Exploration Ltd., the Company assumed options (the “Viceroy Options”) outstanding under the Viceroy Exploration Ltd. stock option plan, of which there were 1,079,654 Viceroy Options outstanding as at December 31, 2007, exercisable to acquire an aggregate of 1,079,654 Common Shares.  In connection with the acquisition of Northern Orion Resources Inc., the Company assumed options (the “Northern Orion Options”) outstanding under the Northern Orion stock option plan of which there were 6,515,790 outstanding as of December 31, 2007.  In connection with the acquisition of Meridian, the Company assumed options (the “Meridian Options”) outstanding under the stock option plan of Meridian, of which there were 611,383 outstanding as of December 31, 2007.  The RNC Options, Viceroy Options, Northern Orion Options and Meridian Options are not governed by or outstanding under the Share Incentive Plan.

Corporate Governance Practices

National Policy 58-201 Corporate Governance Guidelines (the “Governance Guidelines”) sets out best practice guidelines for effective corporate governance. The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance.  National Instrument 58-101 Disclosure of Corporate Governance Practices (the “Governance Disclosure Rule”) requires that if management of an issuer solicits proxies from its securityholders for the purpose of electing directors, specified disclosure of the corporate governance practices must be included in its management information circular.

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders.  The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value.  The Board fulfills its mandate directly and through its committees at regularly scheduled meetings or as required.  Frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces. The directors are kept informed of the Company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

The Company’s corporate governance practices have been designed to be in compliance with applicable Canadian and United States requirements.  The Company continues to monitor developments in Canada and the United States with a view to keeping its governance policies and practices current.

The Board has considered the Governance Guidelines and believes that its approach to corporate governance is appropriate and works effectively for the Company and its shareholders.

Although, as a regulatory matter, the majority of the corporate governance listing standards of the New York Stock Exchange (the “NYSE Standards”) are not applicable to the Company, the Company has corporate governance practices that are for the most part compliant with NYSE Standards.  Details of the Company’s corporate governance practices compared to NYSE Standards are available for review on the Company’s website at www.yamana.com.

The following is a description of the Company’s corporate governance practices which has been prepared by the Corporate Governance and Nominating Committee of the Board and has been approved by the Board.  See “Corporate Governance and Nominating Committee.”

The Board of Directors

The Board is currently comprised of Peter Marrone (Chair), Victor Bradley (Lead Director), Nigel Lees, Patrick Mars, Antenor Silva, Dino Titaro, John Begeman, Robert Horn, Richard Graff and Carl Renzoni.  Eight out of the ten Board members are independent within the meaning of the Governance Guidelines.  Messrs. Marrone and Silva are not independent as they are the Chairman and Chief Executive Officer of the Company and the President and Chief Operating Officer of the Company, respectively.  Mr. Mesquita, who was a director of the Company during 2007, until his resignation on October 16, 2007, to facilitate the nomination of Messrs. Graff, Horn and Renzoni to the Board as nominees of Meridian Gold Inc., was not considered to be independent in 2007 due to the fact that he received an aggregate of US$96,000 in consulting fees in 2007.  Mr. Mesquita, who is up for election to the Board at this Meeting, will not be receiving any consulting fees in 2008 and will therefore be considered an independent Board member for 2008, subject to his election.

The Board holds regularly scheduled meetings and, in 2007, has adopted a policy that every Board meeting shall be held without management attendance, unless required in the context of the meeting.

To facilitate the functioning of the Board independently of management, the following structures and processes are in place:

•	a Lead Director has been elected;

•	there are no members of management on the Board, other than the Chairman and Chief Executive Officer of the Company and the President and Chief Operating Officer of the Company;

•

members of management, including the President and Chief Operating Officer of the Company and the Chairman and Chief Executive Officer of the Company, are not present for the discussion and determination of certain matters at meetings of the Board unless required;

•	under the by-laws of the Company, any two directors may call a meeting of the Board;

•	the Chairman and Chief Executive Officer’s compensation is considered, in his absence, by the Compensation Committee at least once a year;

•	in addition to the standing committees of the Board, independent committees are appointed from time to time, when appropriate; and

•	the Board policy is to hold in-camera meetings with the independent directors at the end of each Board or committee of the Board meeting to the extent applicable.

The Chairman of the Board (Mr. Marrone) is not an independent director.  The role of the Company’s Chairman of the Board is to chair all meetings of the Board in a manner that promotes meaningful discussion, and to provide leadership to the Board to enhance the Board’s effectiveness in meeting its responsibilities.  The Chairman’s responsibilities include, without limitation, ensuring that the Board works together as a cohesive team with open communication; working together with the Corporate Governance and Nominating Committee to ensure that a process is in place by which the effectiveness of the Board, its committees and its individual directors can be evaluated on at least an annual basis.  The Chairman also acts as a liason between the Board and other members of management to ensure that the relationship between the Board and management is professional and constructive and ensures that the allocation of responsibilities and the boundaries between Board and management are clearly understood.

Independent Lead Director

The Lead Director (Mr. Bradley) is an independent director appointed by the full Board.  The Lead Director’s primary focus is to provide leadership for the independent directors and to ensure that the Board’s agenda enables it to successfully carry out its duties.  He chairs all of the independent director meetings.  The Lead Director ensures that the responsibilities of the Board are well understood and respected by both the Board and management.  While undertaking his responsibilities, the Lead Director works closely with, and in an advisory capacity to, the Chairman and Chief Executive Officer of the Company.

The Lead Director’s responsibilities include, without limitation, ensuring that the Board is aware of its obligations to the Company and its shareholders; acting as a liaison between management and the Board to ensure the relationships between the Board and management are conducted in a professional and constructive manner; providing support to the Corporate Governance and Nominating Committee in developing director criteria and potential candidates to be recommended for appointment to the Board and ensuring an adequate orientation and training program for new Board members; reviewing director conflict of interest issues as they arise; ensuring that the Board has a process for assessing the performance of the Chairman and Chief Executive Officer of the Company and ensuring that appropriate succession, development and compensation plans are in place for senior management; ensuring that meetings of the independent directors are scheduled regularly, chair such meetings and report the results of such meetings to the Chairman and Chief Executive Officer of the Company; and receiving and determining appropriate action on any communications from shareholders or other stakeholders that are addressed to the independent directors of the Board.

Meetings of the Board and Committees of the Board

The Board meets a minimum of four times per year, usually every quarter and following the annual meeting of the Company’s shareholders.  Each committee of the Board meets at least once each year or more frequently as deemed necessary by the applicable committee.  The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Company faces from time to time.  During the financial year ended December 31, 2007, the Board met 31 times, the Audit Committee met six (6) times, the Compensation Committee met ten (10) times, the Corporate Governance and Nominating Committee met four (4) times and the Sustainability Committee met one (1) time.  The following table provides details regarding director attendance at Board and committee meetings held during the financial year ended December 31, 2007.

Director	Board (31 meetings)		Audit Committee (6 meetings)		Compensation Committee (10 meetings)		Corporate Governance and Nominating Committee (4 meeting)		Sustainability Committee (1 meetings)
	Number	%	Number	%	Number	%	Number	%	Number	%
Peter Marrone(1)	31	100	—	—	—	—	—	—	—	—
Victor Bradley	28	90	6	100	10	100	4	100	—	—
Antenor Silva(1)	25	81	—	—	—	—	—	—	—	—
Patrick Mars	31	100	6	100	—	—	4	100	1	100
Juvenal Mesquita(2)	25	96	—	—	—	—	—	—	—	—
Nigel Lees	30	97	5	83	10	100	—	—	—	—
Dino Titaro	28	90	—	—	10	100	4	100	1	100
John Begeman(4)	26	96	—	—	—	—	—	—	1	100
Robert Horn(1)(3)	4	100	—	—	—	—	—	—	—	—
Richard Graff(3)	4	100	2	100	—	—	—	—	—	—
Carl Renzoni(1) (3)	4	100	—	—	—	—	—	—	—	—
Overall Attendance Rate		95%		96%		100%		100%		100%

(1)          Messrs. Marrone, Silva, Renzoni and Horn were not members of any committee of the Board during the financial year ended December 31, 2007.

(2)          Mr. Mesquita resigned from the Board effective October 16, 2007 to accommodate the appointment of the Meridian nominees to the Board.  Mr. Mesquita, who is nominated for election to the Board at the Meeting, was invited to attend three Board meetings held in November and December of 2007, as a consultant of the Board. The attendance above excludes meetings that Mr. Mesquita attended as a consultant.

(3)          Messrs. Graff, Horn and Renzoni were appointed to the Board on October 16, 2007.

(4)          Mr. Begeman was appointed to the Board effective May 2, 2007.

Independent Directors’ Meetings

In October 2007, the Board established a policy is to hold in-camera meetings at the end of each Board or committee of the Board meeting to the extent it is applicable.  During the remainder of 2007, the independent directors held three meetings without Messrs. Marrone and Silva or other members of management in attendance.

Directors’ Attendance Policy

Directors of the Company are expected to attend all meetings of the Board and the committees upon which they serve, to come to such meetings fully prepared (including full review of all documentation sent prior to the meeting), and to remain in attendance for the duration of the meeting.  Where a director’s absence from a meeting is unavoidable, the director will, as soon as practicable after the meeting, contact the Chairman and Chief Executive Officer or the Corporate Secretary for a briefing on the substantive elements of the meeting.

Directors who are resident in Canada and the United States and are unable to attend at least 75% of regularly scheduled Board and/or committee meetings are, subject to exceptional circumstances, expected to tender their resignations from the Board to the Chair of the Corporate Governance and Nominating Committee.  Directors who are resident outside of Canada or the United States and are unable to attend at least 60% of regularly scheduled Board and/or committee meetings are expected to tender their resignations from the Board to the Chair of the Governance and Nominating Committee.  The distinction in attendance policy between directors resident in North America and those not resident in North America allows the Board to attract candidates who can add substantial value to the Company but who have significant travel burdens.

Other Public Company Directorships/Committee Appointments

The following table provides details regarding directorships and committee appointments held by the Company’s directors in other public companies. Other than as set forth below under “Interlocking Directorships”, no director of the Company serves on the board of any other public company with any other director of the Company.

Director	Other Public Company Directorships	Other Public Company Committee Appointments

Victor H. Bradley

AIM Resources Ltd. (since May 2007)
Castillian Resources Corp.(since February 2007)
Frontier Pacific Mining Corporation (since March 2004)
Nevoro Inc. (since February 2007)
Nortec Ventures Ltd. (since October 2007)
Osisko Exploration Ltée (since November 2006)

Audit and Compensation Audit Audit and Compensation — — Audit and Compensation

Peter Marrone	Aura Minerals Inc. (since January 2006) Vaaldiam Resources Ltd. (since November 2003)	Nominating and Corporate Governance, Compensation —

Director	Other Public Company Directorships	Other Public Company Committee Appointments

Antenor Silva	Vaaldiam Resources Ltd. (since November 2003)	Technical Advisory

John Begeman	Premier Goldmines Limited (since May 2006)	—

Richard Graff	Dynamic Materials Corporation (since June 2007)	Audit (Chair)

Robert Horn	Skye Resources Inc. (since May 2006)	—

Nigel Lees	SAGE Gold Inc. (since December 2003) Hawk Uranium Inc. (since March 2007)	— —

Patrick J. Mars

Aura Minerals Inc. (since January 2006)

Carpathian Gold Inc. (since January 2003)

Central Sun Mining Inc. (since September 2002)

Endeavour Mining Capital Corp. (since December 2003)
SAGE Gold Inc. (since October 2002)
Selwyn Resources Ltd. (since August 2005)

Audit, Nominating and Corporate
Governance
Audit (Chair), Corporate Governance,
Compensation

Audit (Chair), Corporate Governance,
Compensation
Audit, Corporate Governance
Audit (Chair), Compensation
Corporate Governance, Compensation

Juvenal Mesquita Filho	Vaaldiam Resources Ltd. (since November 2003)	Compensation

Carl Renzoni	Copper Mountain Mining Corp. (since March 2008) International Molybdenum Ltd. (since May 2005)	— —

Dino Titaro	Carpathian Gold Inc. (since January 2003) Plata Peru Resources Inc. (since November 2002) Richview Resources Inc. (since November 2005)	— — Audit, Compensation (Chair) and Corporate Governance

Interlocking Directorships

The following table provides details regarding directors of the Company who served together as directors on the boards of other public companies.

Director	Other Public Company Directorships	Other Public Company Committee Appointments

Patrick Mars Peter Marrone	Aura Minerals Inc.	Nominating and Corporate Governance

Patrick Mars Dino Titaro	Carpathian Gold Inc.	Nil

Nigel Lees Patrick Mars	SAGE Gold Inc.	Nil

Peter Marrone Antenor Silva Juvenal Mesquita	Vaaldiam Resources Ltd.	Nil

The Board has determined that the simultaneous service of some of its directors on other audit committees does not impair the ability of such directors to effectively serve on the Company’s Audit Committee.

Director Investment Requirements

The Board has implemented a policy that requires each non-executive director of the Company to hold Common Shares or DSUs equal in number to a minimum of the amount at the annual retainer worth of Common Shares, which is equivalent to the amount of the annual retainer payable to each non-executive director of the Company.  This requirement is to be attained within three years of the implementation of this policy or within three years of becoming a director of the Company, as applicable, and must be maintained throughout their tenure as a director.  See “Election of Directors” below for details regarding security holdings of the Company’s directors.

Board Mandate

The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Company; and to act with a view towards the best interests of the Company.  In discharging its mandate, the Board is responsible for the oversight and review of the development of, among other things, the following matters:

•      the strategic planning process of the Company;

•      identifying the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;

•      succession planning, including appointing, training and monitoring senior management;

•      a communications policy for the Company to facilitate communications with investors and other interested parties; and

•      the integrity of the Company’s internal control and management information systems.

The Board also has the mandate to assess the effectiveness of the Board as a whole, its committees and the contribution of individual directors.  The Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Sustainability Committee.

Through the Compensation Committee, the Board has established and maintains an appropriate succession plan which identifies the potential short-term and longer-term successors to the Chief Executive Officer of the Company and the executive management positions in the Company.

A copy of the charter of the Board, setting out its mandate, responsibilities and the duties of its members is attached hereto as Schedule “A” to this management information circular.

Position Descriptions

Written position descriptions have been developed by the Board for the Chairman of the Board, the Lead Director, the Chairman of each committee of the Board.  The Board, together with the Chief Executive Officer, has also developed a written role statement for the Chief Executive Officer and Chief Financial Officer.

Orientation and Continuing Education

The Corporate Governance and Nominating Committee is responsible for ensuring that new directors are provided with an orientation and education program which will include written information about the duties and obligations of directors, the business and operations of the Company, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other directors.  Directors are expected to attend all scheduled Board and committee meetings in person, although attendance by telephone is permissible in appropriate circumstances.  Directors are also expected to prepare thoroughly in advance of each meeting in order to actively participate in the deliberations and decisions.

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process.  To facilitate ongoing education of the Company’s directors, the Corporate Governance and Nominating Committee will: (a) periodically canvas the directors to determine their training and education needs and interests; (b) arrange ongoing visitation by directors to the Company’s facilities and operations; (c) arrange the funding for the attendance of directors at seminars or conferences of interest and relevance to their position as a director of the Company; and (d) encourage and facilitate presentations by outside experts to the Board or committees on matters of particular importance or emerging significance.

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics (the “Code”) for its directors, officers and employees.  The Corporate Governance and Nominating Committee has responsibility for monitoring compliance with the Code by ensuring all directors, officers and employees receive and become thoroughly familiar with the Code and acknowledge their support and understanding of the Code.  Any non-compliance with the Code is to be reported to the Company’s Chief Executive Officer or the person’s supervisor.  In addition, the Board conducts regular audits to test compliance with the Code.  A copy of the Code may be accessed under the Company’s profile at www.sedar.com or on the Company’s website at www.yamana.com.

The Board takes steps to ensure that directors, officers and employees exercise independent judgment in considering transactions and agreements in respect of which a director, officer or employee of the Company has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest and obtaining direction from the Company’s Lead Director and the Chairman and Chief Executive Officer regarding any potential conflicts of interest.

The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations in all jurisdictions in which the Company conducts business; providing guidance to directors, officers and employees to help them recognize and deal with ethical issues; promoting a culture of open communication, honesty and accountability; and ensuring awareness of disciplinary action for violations of ethical business conduct.

Whistleblower Policy

The Company has adopted a Whistleblower Policy which allows its directors, officers and employees who feel that a violation of the Code has occurred, or who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters, to report such violation or concerns on a confidential and anonymous basis.  Reporting a violation of the Code is made by informing anonymously, if desired, the Chief Executive Officer who immediately forwards the report to one or more members of the Audit Committee who then investigates each matter so reported and takes corrective and disciplinary action, if appropriate.  Reporting concerns regarding financial statement disclosure or other appropriate issues are to be forwarded in a sealed envelope to the Chairman of the Audit Committee who then investigates each matter reported and takes corrective and disciplinary action, if appropriate.

Nomination of Directors

The Corporate Governance and Nominating Committee, which is composed entirely of independent directors, is responsible for identifying and recruiting new candidates for nomination to the Board.  The process by which the Board anticipates that it will identify new candidates is through recommendations of the Governance and Nominating Committee whose responsibility it is to develop, and annually update and recommend to the Board for approval, a long-term plan for Board composition that takes into consideration the following: (a) the independence of each director; (b) the competencies and skills the Board, as a whole, should possess such as financial literacy, integrity and accountability, the ability to engage in informed judgment, governance, strategic business development, excellent communications skills and the ability to work effectively as a team; (c) the current strengths, skills and experience represented by each director, as well as each director’s personality and other qualities as they affect Board dynamics; and (d) the strategic direction of the Company.

The Corporate Governance and Nominating Committee’s responsibilities include periodically reviewing the charters of the Board and the committees of the Board; assisting the Chairman of the Board in carrying out his responsibilities; considering and, if thought fit, approving requests from directors for the engagement of independent counsel in appropriate circumstances; preparing and recommending to the Board a set of corporate governance guidelines, a Code of Business Conduct and Ethics and annually a “Statement of Corporate Governance Practices” to be included in the Company’s management information circular; annually reviewing the Board’s relationship with management to ensure the Board is able to, and in fact does, function independently of management; assisting the Board by identifying individuals qualified to become Board members and members of Board committees; leading the Board in its annual review of the Board’s performance; and assisting the Board in monitoring compliance by the Company with legal and regulatory requirements.

Majority Voting for Election of Directors

The Board has adopted a policy regarding majority voting for the election of directors.  The policy is described under “Election of Directors” in this management information circular.

Committees of the Board

The Board has the following four standing committees:

•      Audit Committee;

•      Compensation Committee;

•      Corporate Governance and Nominating Committee; and

•      Sustainability Committee.

All of the committees are independent of management and report directly to the Board.  From time to time, when appropriate, ad hoc committees of the Board may be appointed by the Board.  The current membership of each standing committee of the Board is as follows:

Audit Committee – Victor Bradley (Chair), Nigel Lees, Patrick Mars and Richard Graff

Compensation Committee – Nigel Lees (Chair), Victor Bradley and Dino Titaro

Corporate Governance and Nominating Committee – Patrick Mars (Chair), Victor Bradley and Dino Titaro

Sustainability Committee – John Begeman (Chair), Patrick Mars, Dino Titaro and Robert Horn

Audit Committee

The Audit Committee provides assistance to the Board in fulfilling its financial reporting and control responsibilities to the shareholders of the Company and the investment community.  The external auditors of the Company report directly to the Audit Committee.

The Audit Committee’s primary duties and responsibilities are to:

•      oversee the accounting and financial reporting processes of the Company, and the audit of its financial statements, including: (i) the integrity of the Company’s financial statements; (ii) the Company’s compliance with legal and regulatory requirements; and (iii) the independent auditors’ qualifications and independence;

•      serve as an independent and objective party to monitor the Company’s financial reporting processes and internal control systems;

•      review and appraise the audit activities of the Company’s independent auditors; and

•      provide open lines of communication among the independent auditors, financial and senior management, and the Board of Directors for financial reporting and control matters, and meet periodically with management and with the independent auditors.

Further information regarding the Company’s Audit Committee is contained in the Company’s annual information form dated March 24, 2008 under the heading “Audit Committee”.  A copy of the Audit Committee charter is attached to the annual information form as Schedule “A”.  The Company’s annual information form is available under the Company’s profile on SEDAR at www.sedar.com.

Compensation Committee

The Compensation Committee, which is composed entirely of independent directors, among other things, may determine appropriate compensation for the Company’s directors, officers and employees.  The process by which appropriate compensation is determined is through periodic and annual reports from the Compensation Committee on the Company’s overall compensation and benefits philosophies.

The Compensation Committee’s responsibilities include reviewing and making recommendations to the directors regarding any equity or other compensation plan and regarding the total compensation package of the Company’s Chief Executive Officer, considering and approving the recommendations of the Chief Executive Officer regarding the total compensation packages for the other officers of the Company and the Board and preparing and recommending to the Board annually a “Report on Executive Compensation” to be included in the Company’s management information circular.

The purposes of the Compensation Committee are to make recommendations to the Board relating to the compensation of:

•      the members of the Board (in consultation with the Corporate Governance and Nominating Committee to ensure that good governance practices are adhered to in making recommendations for the compensation of members of the Board);

•      the Company’s Chief Executive Officer; and

•      members of senior management of the Company.

Advisors to the Compensation Committee

During the financial year ended December 31, 2007, the Compensation Committee retained Hay Group to provide assistance to the Compensation Committee in determining compensation for the Company’s directors and executive officers.  See “Report on Executive Compensation – Compensation Committee Mandate” above for further details regarding the engagement of Hay Group by the Compensation Committee.

Corporate Governance and Nominating Committee

The purposes of the Corporate Governance and Nominating Committee are to:

•      identify and recommend individuals to the Board for nomination as members of the Board and its committees (other than the Corporate Governance and Nominating Committee); and

•      develop and recommend to the Board a set of corporate governance principles applicable to the Company.

This committee is responsible to annually review the Board’s relationship with management to ensure the Board is able to, and in fact does, function independently of management; develop and recommend to the Board for approval a long-term plan for Board composition that takes into consideration the independence of directors, competencies and skills for the Board as a whole; retirement dates, the appropriate size of the Board with a view to facilitate effective decision-making and strategic direction of the Company; develop and implement a process to handle any director nominees who are recommended by security holders; periodically review the Board Manual by which the Board will operate and the terms of reference for the Board; and annually review the directors’ compensation program and make any recommendations to the Board for approval.

Sustainability Committee

The Board also has a Sustainability Committee to assist the Board in oversight of sustainability, environmental, health and safety matters, including monitoring the implementation and management of the Company’s policies, procedures and practices relating to sustainability, environmental, health and safety matters.

In particular, the Sustainability Committee has the authority and responsibility for:

•                                          assisting the Board of Directors in establishing objectives relating to exploration, development, operations and mining of the Company’s properties and monitoring and assessing the Company’s performance against such objectives;

•                                          reviewing feasibility studies relating to the property interests of the Company and reporting to the Board of Directors on such feasibility studies;

•                                          providing advice, as applicable, to the Chief Executive Officer in relation to the operations of the Company;

•                                          overseeing the development and implementation of policies and management systems of the Company relating to environmental and health and safety issues in order to ensure compliance with applicable laws and best management practices; and

•                                          assisting the Board of Directors in developing a corporate culture of environmental responsibilities and awareness as to the importance of health and safety.

Board Assessments

The Board, its committees and its individual directors are assessed regularly, on at least an annual basis, as to their effectiveness and contribution.  The process by which such assessments are made is through questionnaires developed by the Board and its Corporate Governance and Nominating Committee, which are distributed to each director and/or committee member for review and completion on an annual basis.  In addition, the Chairman of the Board and the Chair of each committee encourages discussion amongst the Board or the committee, as the case may be, as to their evaluation of their own effectiveness over the course of the year.  All directors and/or committee members are free to make suggestions for improvement of the practice of the Board and/or its committees at any time and are encouraged to do so.

The Corporate Governance and Nominating Committee is responsible for reviewing with the Board, on an annual basis, the requisite skills and characteristics of prospective board members as well as the composition of the Board as a whole.  This assessment will include member’s contribution, qualification as independent, as well as consideration of diversity, age, skills and experience in the context of the needs of the Board.

The Chairman of the Corporate Governance and Nominating Committee prepares a report to the Board based on the responses to the questionnaires which is circulated to all Board members.  This report is then discussed in detail at a meeting of the Board.

Concurrently with the written survey, the Chairman of the Board held formal discussions with each director about the operations of the Board and the performance of each director.

The overall conclusion from the questionnaires distributed for the December 31, 2007 fiscal year was that the Board was working effectively.

Indebtedness of Directors and Executive Officers

None of the Company’s directors or executive officers, nor any associate of such director or executive officer is as at the date hereof, or has been, during the financial year ended December 31, 2007, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise.  In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

Since January 1, 2007, no informed person of the Company, nominee for election as a director of the Company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries, other than as set forth below.

In connection with the Company’s acquisition of 100% of the issued and outstanding shares of Meridian, effective December 31, 2007, for which the Company paid to Meridian shareholders consideration of approximately $652 million and 219 million Common Shares of the Company, each of Messrs. Graff, Horn and Renzoni, who were directors of Meridian, were appointed to the Board on October 16, 2007 as nominees of Meridian.  In addition, Mr. Darcy Marud, previous Vice President, Exploration of Meridian, was appointed as Senior Vice President, Exploration of the Company.  For further information on the Meridian acquisition, please see the Business Acquisition Report filed by the Company on November 2, 2007 which is available on SEDAR at www.sedar.com.

Matters to be Acted Upon

Number of Directors

The CBCA provides that the shareholders may adopt an amendment to the articles of the Company to increase the maximum number of directors of the Company, and may, at the same meeting, elect the number of directors authorized by the amendment.  For this purpose, on the issue of the certificate of amendment of the articles of the Company, the articles are deemed to be amended as of the date the shareholders adopt the amendment to the articles.

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a special resolution in the form set out below, subject to such amendments, variations or additions as may be approved at the Meeting, adopting an amendment to the articles of the Company to increase the maximum number of directors of the Company from 10 to 15.

In connection with the Company’s acquisition of Meridian effective December 31, 2007, Juvenal Mesquita agreed to resign from the Board in order to allow the appointment of three nominee directors of Meridian to the Board (Messrs. Graff, Horn and Renzoni).  Management wishes to increase the Board to 15 in order to allow for Juvenal Mesquita to be re-elected to the Board at this Meeting, and leave room for any further nominee elections to the Board.

The Board and management recommend the adoption of the resolution below. To be effective, the resolution must be approved by not less than two-thirds of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, for the Number of Directors Resolution.

The text of the resolution to be submitted to shareholders at the Meeting is set forth below:

“NOW THEREFORE BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.             an amendment to the articles of the Company to increase the maximum number of directors of the Company from 10 to 15 be and is hereby authorized and approved.

2.             any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution.”

Election of Directors

The Articles of the Company currently provide that the Board consist of a minimum of three (3) and a maximum of ten (10) directors.  Shareholders have been asked at the Meeting to approve an amendment to the articles of the Company to increase the maximum number of directors to 15.  The Board currently consists of ten (10) directors who are being nominated for re-election and there is one additional director being nominated for election at the Meeting subject to the increase in the number of directors to 15 as contemplated herein. Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of all eleven (11) nominees whose names are set forth below.  Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve.  Each director elected will hold office until the close of the first annual meeting of shareholders of the Company following his election unless his office is earlier vacated in accordance with the Company’s current By-Laws.

Majority Voting for Directors

The Board has adopted a policy stipulating that Shareholders shall be entitled to vote in favour of each individual director nominee at a shareholders’ meeting.  The Corporate Governance and Nominating Committee will make recommendations to the Board as to a director’s suitability to continue to serve as a Board member after reviewing the results of the voting for each nominee and the Board will consider such results.  The policy does not apply in circumstances involving contested director elections.

The following table sets forth the name, province or state and country of residence, present principal occupation, business or employment, the period or periods during which each has served as a director of the Company and number of Common Shares beneficially owned by each nominee for election as a director of the Company.  The number of Common Shares and stock options beneficially owned, directly or indirectly, or over which control or direction is exercised by the nominees for election as directors hereinafter named is in each instance based upon information furnished by the person concerned and is as at April 7, 2008.  All directors hold office until the next annual meeting of shareholders of the Company or until their successors are appointed.

Name and Province/State and Country of Residence, Age and Area of Expertise	Principal Occupation, Business or Employment	Period(s) Served as a Director of the Company	Common Shares Owned(6)		Value ($) at March 31, 2008(7)

Peter Marrone Ontario, Canada Age: 48 Areas of Expertise: Mergers and Acquisitions, Finance	Chairman and Chief Executive Officer of the Company	July 31, 2003 to present	1,795,279	(8)	27,036,902

Victor H. Bradley (1) (2) (4) Ontario, Canada Age: 71 Areas of Expertise: Accounting and Mining	Executive Deputy Chairman of Nevoro Inc. and Chairman of AIM Resources Ltd.	February 7, 1995 to present	1,349	(9)	20,316

Antenor F. Silva, Jr. Rio de Janeiro, Brazil Age: 65 Areas of Expertise: Mining and Metallurgy	President and Chief Operating Officer of the Company	July 31, 2003 to present	258,695	(10)	3,895,947

John Begeman (3) South Dakota, United States Age: 53 Areas of Expertise: Sustainability and Mining	Chief Operating Officer of Zinifex Canada Inc.	May 2, 2007 to present	10,170	(11)	153,161

Richard Graff (1) Colorado, United States Age: 61 Areas of Expertise: Accounting and Financial Reporting	Consultant	October 16, 2007 to present	1,825	(12)	27,485

Name and Province/State and Country of Residence, Age and Area of Expertise	Principal Occupation, Business or Employment	Period(s) Served as a Director of the Company	Common Shares Owned(6)		Value ($) at March 31, 2008(7)

Robert Horn (3) British Columbia, Canada Age: 64 Areas of Expertise: Mining and Metallurgy and Sustainability	Private Investor	October 16, 2007 to present	4,060	(13)	61,144

Nigel Lees(1) (2) Ontario, Canada Age: 64 Areas of Expertise: Finance	President and Chief Executive Officer of SAGE Gold Inc. and President of C.N. Lees Investment Limited	June 16, 2005 to present	15,000	(14)	225,900

Patrick J. Mars (1) (3) (4) Ontario, Canada Age: 67 Areas of Expertise: Finance and Sustainability	President of P.J. Mars Investments Limited	August 16, 2001 to present(5)	20,000	(15)	301,200

Juvenal Mesquita Filho São Paulo, Brazil Age: 58 Areas of Expertise: Finance	President of Mineração Santa Elina S/A	July 31, 2003 to October 16, 2007	132,000	(16)	1,987,920

Carl Renzoni Ontario, Canada Age: 69 Areas of Expertise: Finance Mining and Metallurgy	Private Investor	October 16, 2007 to present	13,644	(17)	205,479

Dino Titaro (2) (3) (4) Ontario, Canada Age: 55 Areas of Expertise: Finance Sustainability, Mining and Metallurgy	President and Chief Executive Officer of Carpathian Gold Inc.	August 5, 2005 to present	10,000	(18)	150,600

(1)           Member of the Audit Committee.

(2)           Member of the Compensation Committee.

(3)           Member of the Sustainability Committee.

(4)           Member of the Corporate Governance and Nominating Committee.

(5)           Mr. Mars also served as a director of the Company between February 7, 1995 and February 18, 1999.

(6)           Represents Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised.

(7)           Based on the closing price of the Common Shares on the TSX on March 31, 2008, of $15.06.

(8)           Mr. Marrone also owns 500,000 stock options at an exercise price of $9.65 expiring March 22, 2011 and 30,000 stock options at an exercise price of $3.08 expiring August 26, 2010.

(9)           Mr. Bradley does not own any stock options of the Company.

(10)         Mr. Silva also owns 700,000 stock options at an exercise price of $9.65 expiring March 22, 2011.

(11)         Mr. Begeman does not own any stock options of the Company.

(12)         Mr. Graff does not own any stock options of the Company.

(13)         Mr. Horn does not own any stock options of the Company.

(14)         Mr. Lees also owns 85,000 stock options at an exercise price of $9.65 expiring March 22, 2011.

(15)         Mr. Mars also owns 125,000 stock options at an exercise price of $9.65 expiring March 22, 2011.

(16)         Mr. Mesquita also owns 350,000 stock options at an exercise price of $9.65 expiring March 22, 2011, 60,000 stock options at an exercise price of $3.44 expiring March 11, 2014 and 140,000 stock options at an exercise price of $3.69 expiring May 12, 2015.

(17)         Mr. Renzoni does not own any stock options of the Company.

(18)         Mr. Titaro also owns 125,000 stock options at an exercise price of $9.65 expiring March 22, 2011.

Stock options are no longer granted to the Company’s non-executive directors.  Any stock options currently held by the directors, as disclosed in this Circular, were granted prior to 2006, at which time the practice of granting stock options to the Company’s non-executive directors was discontinued.

The principal occupations, businesses or employments of each of the proposed directors during the past five years are disclosed in the brief biographies set forth below.

Peter Marrone – Chairman and Chief Executive Officer.  Mr. Marrone founded Yamana as President and Chief Executive Officer of Yamana in July 2003.  Mr. Marrone was appointed Chairman of Yamana in May 2007.   Mr. Marrone has more than 20 years of business and capital market experience and has been on the boards of a number of public companies and advised companies with a strong Brazilian presence.   Mr. Marrone is a Faculty Scholar and holds a Bachelor of Laws degree.  Mr. Marrone sits on the boards of Vaaldiam Resources Ltd. and Aura Minerals Inc.

Victor H. Bradley – Director.  Mr. Bradley joined Yamana in February 1995 as President and Chief Executive Officer, which position he held until July 2003, at which time he became non-executive Chairman of Yamana.  Mr. Bradley is currently the Executive Deputy Chairman of Nevoro Inc., the Chairman of AIM Resources Ltd., and also works as a mining consultant and sits on the board of Frontier Pacific Mining Corporation, Castillian Resources Corp., Nortec Ventures Ltd. and Osisko Exploration Ltée.  Mr. Bradley is a Chartered Accountant with over 40 years of experience in the minerals industry.  For 30 of those years, Mr. Bradley held senior financial and management positions with a wide range of mining and exploration companies.

Antenor F. Silva – President and Chief Operating Officer.  Mr. Silva joined Yamana as Chief Operating Officer in July 2003, and became President of Yamana in May 2007. Mr. Silva has approximately 40 years of experience in the mining and chemical industries, and has provided technical consultation and training in development, construction, start-up, operation, strategic planning and productivity for various mining, hydropower and industrial companies.  During this time, Mr. Silva has been instrumental in researching and developing metallurgical and engineering processes for mill plants in mining projects in Brazil, and implementing metallurgical processes which contributed to the development of mines in Tunisia, Africa and Togo, Africa.  Mr. Silva has gained significant experience in senior management at various engineering companies and mining, petroleum and chemical companies.  Prior to joining Yamana, Mr. Silva acted as Chief Operating Officer of Santa Elina Mines Corporation.  Mr. Silva has also served as a director on the boards of several engineering, mining and aluminium extrusion companies.  Mr. Silva holds a Bachelor of Science degree in in Mining and Metallurgical Engineering from the Universidade do Estado de São Paulo in São Paulo, Brazil.  Mr. Silva also currently sits on the board of Vaaldiam Resources Ltd.

John Begeman – Director.  Mr. Begeman is a mining engineer with over 30 years of mining experience. He is currently a director of Premier Goldmines Limited and the Chief Operating Officer of Zinifex Canada Inc. (formerly Wolfden Resources Inc.). Zinifex has several Canadian-Arctic based base metal projects that are in feasibility and environmental permitting stages. He has previously served as Vice President, Western Operations and Officer of Goldcorp Inc. Prior to his position as Vice President at Goldcorp, Mr. Begeman held positions, as Mine Superintendent, Mine Manager, and General Manager of the Wharf Resources and Golden Reward Mines in the environmentally sensitive Black Hills area of South Dakota. In his capacity as Vice President, Mr. Begeman was also responsible for Goldcorp’s industrial minerals division, Saskatchewan Minerals, a large natural sodium sulphate producer, located in South-western Saskatchewan. Previous to his employment at Goldcorp, Mr. Begeman held various engineering and management positions with Morrison Knudson Company in the contract mining operations group throughout the Western United States.

Richard Graff – Director.  Mr. Richard Graff is a retired partner from PricewaterhouseCoopers LLP where he served as the audit leader in the United States for the mining industry. Since his retirement, Mr. Graff has been a consultant to the mining industry and, most recently, has served as a member of a Financial Accounting Standards Board task force for establishing accounting and financial reporting guidance in the mining industry. He received his undergraduate degree in Economics from Boston College and his post-graduate degree in Accounting from Northeastern University. He currently serves on the board of directors, and is chairman of the audit committee, of Dynamic Materials Corporation.

Robert Horn – Director.  Mr. Robert Horn previously served as a Vice President, Exploration for Inco Limited, FMC Gold Company and BP Canada and has served as a director for several mining companies. He has over 30 years’ experience in the mining industry. He received his B.Sc. (Honours) in Geology at the University of Exeter and his M.Sc. in Geology at University College London. He currently serves on the board of directors of Skye Resources Inc.

Nigel Lees – Director.  Mr. Lees has over 25 years experience in the investment banking industry in Canada and the United Kingdom.  He is currently the President of C.N. Lees Investments Limited, a private investment and consulting company, and President and Chief Executive Officer of SAGE Gold Inc., a public precious metals exploration company.  Mr. Lees was also President and Chief Executive Officer of Sunblush Technologies Corporation from 1994 to 2002.  Mr. Lees is also a director of Hawk Uranium Inc., which is a TSX Venture Exchange-listed mineral exploration companies.

Patrick J. Mars – Director.  Mr. Mars is currently the President of P.J. Mars Investments Limited, a private investment company, the Chairman of Aura Minerals Inc., the Chairman of SAGE Gold Inc. and also works as a mining consultant and serves as a director of several resource companies, including Central Sun Mining Inc., Endeavour Mining Capital Corp., Carpathian Gold Inc. and Selwyn Resources Ltd. During the period of January 1999 to May 2001, Mr. Mars was Chairman and director of First Marathon Securities (UK) Ltd. prior to such company being acquired by National Bank of Canada, after which time Mr. Mars was director of NBC Financial (UK).  Mr. Mars is a Chartered Financial Analyst with over 40 years experience in the finance industry.

Juvenal Mesquita Filho – Director.  Mr. Mesquita is currently the President of Mineração Santa Elina S/A, in Brazil, as well as a director of Santa Elina Mines Corporation since September 1994.

Carl Renzoni – Director.  Mr. Carl Renzoni retired from BMO Nesbitt Burns in 2001, where he was employed since 1969 and most recently served as a Managing Director. He brings over 30 years’ experience in the securities business specializing in the mining industry. Mr. Renzoni holds an Honors B.Sc. (Geology) degree from Queen’s University. Mr. Renzoni currently serves on the boards of Copper Mountain Mining Corp. and International Molybdenum Ltd., and previously served on the board of Peru Copper Inc.

Dino Titaro – Director.  Mr. Titaro is currently the President and Chief Executive Officer of Carpathian Gold Inc., a public mineral exploration company listed on the TSX.  From 1986 to 2003, Mr. Titaro was the President and Chief Executive Officer of A.C.A. Howe International Limited, a geological and mining consulting firm.  Mr. Titaro is also a director of each of Plata Peru Resources Inc. listed on the TSX Venture Exchange and Richview Resources Inc. listed on the TSX.

Corporate Cease Trade Orders or Bankruptcies

None of the proposed directors are, as at the date hereof, or have been, within the ten years prior to the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company), that:

(i)                                     was the subject of a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)                                  was subject to a cease trade or similar order, or an order that denied the company access to any exemption under securities legislation, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer, and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, which order was in effect for a period of more than 30 consecutive days, other than Mr. Dino Titaro who is a director of Plata Peru Resources Inc., which company was cease traded in 2002 pending a proposed corporate reorganization, which has received shareholder approval but which remains subject to completion.  Mr. Titaro was also a director of Compressario Corp. at the time it was cease traded in 2003, which company is now insolvent and inactive.

None of the proposed directors are, as of the date hereof, or has been within 10 years before the date hereof, a director or executive officer of any company (including Yamana) that, while that person were acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

None of the proposed directors are, as at the date hereof, or have been subject to:

(i)                                     any penalties or sanctions imposed by a court relating to securities legislation with a securities authority; or

(ii)                                  any other penalties or sanctions imposed by a court or regulatory body that would be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Appointment of Auditors

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company until the close of the next annual meeting of shareholders.  Deloitte & Touche LLP, Chartered Accountants, have been appointed as auditors of the Company since its incorporation in 1995.

Audit Fees

The aggregate audit fees billed by the Company’s external auditors for the year ended December 31, 2007 were $1,981,635 (December 31, 2006 – $1,836,510). The audit fees relate to the audit of the consolidated financial statements of the Company, quarterly reviews of the Company’s interim financial statements, statutory and regulatory filings and the assessment of the Company’s internal controls over financial reporting.

Audited-Related Fees

The aggregate audit-related fees billed by the Company’s external auditors for the year ended December 31, 2007 were $859,729 (December 31, 2006 – $291,000). The audit-related fees relate to services provided with respect to the Company’s acquisitions during 2007 and filings performed in connection with the Company’s corporate transaction filings.

Tax Fees

There were no tax fees in respect of tax compliance, tax advice and tax planning billed by the Company’s external auditors for the years ended December 31, 2007 or December 31, 2006.

All Other Fees

There were no other fees billed by the Company’s external auditors in the past two fiscal years.

Approval of Restricted Share Unit Plan

On April 2, 2008, the Board approved the adoption of a restricted share unit plan of the Company (the “RSU Plan’’).  The Board decided that it is desirable to have a wide range of incentive plans including the RSU Plan which is in place to attract, retain and motivate employees, officers and consultants of the Company.  The following is a summary of some of the key terms of the RSU Plan.

The RSU Plan provides that restricted share unit awards (the “RSUAs”) may be granted by a committee (the “Committee’’) which administers the RSU Plan to full-time employees, officers and eligible contractors of the Company or an affiliate in a calendar year as a bonus for services rendered to the Company or an affiliate in the fiscal year ending in such calendar year, as determined in the sole and absolute discretion of the Committee.  The number of restricted share units (“RSUs”) awarded will be credited to the participant’s account effective on the grant date of the RSUAs.  Notwithstanding the foregoing, the EBC Policy of the Compensation Committee (see “Security Based Compensation Arrangements – Share Incentive Plan”) provides that RSUs shall be granted to senior officers of the Company, general managers and director level positions unless otherwise determined by the Compensation Committee.  The Compensation Committee shall establish performance criteria for the grant of RSUs to eligible participants from time to time.

Upon receipt of the requisite shareholder approval of the RSU Plan, 21,000,000 Common Shares will be reserved for issuance under the RSU Plan, representing approximately 3% of the issued and outstanding

Common Shares.  The maximum number of Common Shares issuable to insiders, at any time, pursuant to the RSU Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issuable to insiders, within any one year period, pursuant to the RSU Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding.

Each RSUA entitles the holder, subject to the terms of the RSU Plan, to receive a payment in fully-paid Common Shares or, at the option of the Company, cash on the date when the RSUA is fully vested. The Committee will have the discretion to credit a participant with additional RSUs equal to the aggregate amount of any dividends that would have been paid to the participant if the RSUs had been Common Shares, divided by the market value of the Common Shares on the date on which dividends were paid by the Company.

In the event of a participant’s resignation or termination with cause during a Restricted Period (as defined in the RSU Plan), his RSUs will be forfeited and of no further force or effect at the date of termination, unless otherwise determined by the Committee or provided for in his grant letter, as further described in the RSU Plan. In the event of the termination without cause, all unvested RSUs will vest on the date of termination and the Common Shares represented by the RSUs held shall be issued, or cash will be paid, as determined by the Committee, immediately. In the event of death, all unvested RSUs credited to the participant will vest on the date of the participant’s death and the Common Shares represented by the RSUs held shall be issued, or cash will be paid, as determined by the Committee, to the participant’s estate immediately.  In the event of the total disability of a participant, all unvested RSUs credited to the participant will vest within 60 days following the date in which the participant is determined to be totally disabled and the Common Shares represented by the RSUs held shall be issued, or cash will be paid, as determined by the Committee, immediately.  In the event of a change of control, all RSUs outstanding will immediately vest on the date of such change of control, notwithstanding the Restricted Period.

The EBC Policy provides that RSUs shall expire and Restricted Shares shall be issued over a period of three years from the date of grant of the RSUs in equal amounts at the end of each year. For greater certainly, one third of the RSUs will expire and Restricted Shares will be issued on the first, second, and third anniversaries following the grant.

The maximum dollar amount of RSUs to be granted to eligible participants on an annual basis will be a multiple of base salary ranging from one to three as determined from time to time by the board.

Pursuant to the terms of the RSU Plan, the Board or the Committee, as the case may be, may discontinue the Plan at any time without first obtaining shareholder approval, provided that, without the consent of a Participant, such discontinuance may not in any manner adversely affect the Participant’s rights under any Restricted Share Unit granted under the Plan.

The Board or the Committee may, subject to receipt of requisite regulatory and shareholder approval, make the following amendments to the Plan:

(a)                                  amend the number of securities under the Plan;

(b)                                 change the definition of “Participant” under the Plan which would have the potential of narrowing, broadening or increasing insider participation; or

(c)                                  make amendments that may lead to significant or unreasonable dilution to the Company’s outstanding securities, or that may provide additional benefits to Participants at the expense of the Company or its shareholders.

The Board or the Committee may, subject to receipt of requisite regulatory approval, where required, in its sole discretion make all other amendments to the Plan that are not of the type contemplated above, including, without limitation:

(a)                                  amendments of a housekeeping nature;

(b)                                 the addition or a change to the vesting provisions of an RSU or the Plan;

(c)                                  a change to the termination provisions of an RSU or the Plan;

(d)                                 amendments to reflect changes to applicable securities laws; and

(e)                                  amendments to ensure that the RSUs granted under the Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a Participant to whom an RSU has been granted may from time to time be resident or a citizen.

A copy of the full text of the RSU Plan is attached as Schedule “B” to this management information circular.

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution, in the form set out below (the “RSU Plan Resolution’’), subject to such amendments, variations or additions as may be approved at the Meeting, approving the adoption of the RSU Plan. The Board and management recommend the adoption of the RSU Plan Resolution. The TSX has conditionally approved the RSU Plan, subject to shareholder approval. To be effective, the RSU Plan Resolution must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, for the RSU Plan Resolution.

The text of the RSU Plan Resolution to be submitted to shareholders at the Meeting is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting:

“NOW THEREFORE BE IT RESOLVED THAT:

1.                                       the adoption of the RSU Plan by the Company in the form attached to the management information circular of the Company dated April 7, 2008 as Schedule “B” and the reservation for issuance under such plan of 21,000,000 Common Shares is hereby authorized and approved;

2.                                       the Company be and it is hereby authorized and directed to issue such Common Shares pursuant to the RSU Plan as fully paid and non-assessable shares of the Company; and

3.                                       any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolutions.’’

Confirmation of New General By-Law

The directors of the Company have approved a new general by-law no. 1 (the “New By-Law”) for the Company which became effective on April 2, 2008, subject to shareholder approval. Shareholders are being asked to confirm the New By-Law.

The New By-Law is standard in its form and governs all aspects of the business and affairs of the Company, such as the establishment of a quorum for meetings of directors and shareholders, the conduct of such meetings, signing authorities, the appointment of officers, the description of the officers’ duties, the establishment of committees of the Board, the authority of persons to contract on behalf of the Company and similar matters. The complete text of the New By-Law is attached hereto as Schedule “C”.

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution, in the form set out below (the “New By-Law Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, confirming the New By-Law. The Board and management recommend the adoption of the New By-Law Resolution. To be effective, the New By-Law Resolution must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting.  Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, for the New By-Law Resolution.

The text of the New By-Law Resolution to be submitted to shareholders at the Meeting is set forth below:

“NOW THEREFORE BE IT RESOLVED THAT:

1.                                       The New By-Law, being By-Law No. 1, relating generally to the transaction of business and affairs of the Company, in the form attached to the management information circular of the Company dated April 7, 2008 as Schedule “C”, is hereby confirmed as the new general by-law for the Company, without amendment;

2.                                       the repeal of the current By-Law No. 1 is hereby confirmed; and

3.                                       any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolutions.”

Additional Information

Additional information relating to the Company may be found on www.sedar.com.  Additional financial information is provided in the Company’s comparative financial statements and management’s discussion and analysis for the fiscal year ended December 31, 2007, which can be found in the Company’s annual report to shareholders that accompanies this management information circular and can also be found on SEDAR at www.sedar.com, on the United States Securities and Exchange Commission website at www.sec.gov or on the Company’s website at www.yamana.com.  Shareholders may also request these documents from the Vice President, Legal, General Counsel and Corporate Secretary of the Company by phone at (416) 815-0220 or by e-mail at investor@yamana.com.

Contacting the Board of Directors

Shareholders, employees and other interested parties may communicate directly with the Board by:

1. writing to:	Lead Director
Yamana Gold Inc.
150 York Street
Suite 1102
Toronto, Ontario M5H 3S5
Canada

2. calling:	(416) 815-0220

Directors’ Approval

The contents of this management information circular and the sending thereof to the shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Peter Marrone
Chairman and Chief Executive Officer

Toronto, Ontario
April 7, 2008

SCHEDULE “A”

YAMANA GOLD INC.

CHARTER OF THE BOARD OF DIRECTORS

I.                                         GENERAL

The Board of Directors of Yamana Gold Inc. (the “Company”) is responsible for the stewardship and the general supervision of the management of the business and for acting in the best interests of the Company and its shareholders. The Board will discharge its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Sustainability Committee.  In addition, the Board may from time to time, appoint such additional committees as it deems necessary and appropriate in order to discharge its duties.  Each committee shall have its own charter.  The Board shall meet regularly, but not less than once each quarter, to review the business operations, corporate governance and financial results of the Company.  Meetings of the Board of Directors will also include regular meetings (not less than once annually) of the independent members of the Board without management being present.

II.                                     COMPOSITION

The Board of Directors shall be constituted of a majority of “independent directors” within the meaning of National Policy 58-201 Corporate Governance Guidelines.  Pursuant to Canadian corporate governance guidelines (except in respect of British Columbia), in order to be considered “independent”, directors shall have no direct or indirect material relationship with the Company.  In British Columbia, a director shall be considered independent unless a reasonable person with knowledge of all relevant circumstances would conclude that the director is in fact not independent of management or of any significant shareholder.  The Board of Directors acknowledges that in certain exceptional circumstances such as the death, disability or resignation of an independent director, the Board of Directors may not be constituted of a majority of independent directors.  In such circumstances, the Board of Directors shall be comprised of a majority of independent directors no later than the next annual meeting of shareholders of the Company.

III.                                 RESPONSIBILITIES

The Board of Directors’ mandate is the stewardship of the Company and its responsibilities include, without limitation to its general mandate, the following specific responsibilities:

•                                           The assignment to the various committees of directors the general responsibility for developing the Company’s approach to: (i) corporate governance and nomination of directors; (ii) financial reporting and internal controls; and (iii) compensation of officers and senior employees.

•                                          With the assistance of the Corporate Governance Committee:

•                                         Reviewing the composition of the Board and ensuring it respects its independence criteria.

•                                         Satisfying itself as to the integrity of the Chief Executive Officer and other senior officers and that such officers create a culture of integrity throughout the organization.

•                                          The assessment, at least annually, of the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, including, consideration of the appropriate size of the Board.

•                                         Ensuring that an appropriate review selection process for new nominees to the Board is in place.

•                                         Ensuring that an appropriate orientation and education program for new members of the Board is in place.

•                                          Approving and revising from time to time as circumstances warrant a corporate disclosure and communications policy to address communications with shareholders, employees, financial analysts, governments and regulatory authorities, the media and communities in which the business of the Company is conducted.

•                                          With the assistance of the Audit Committee:

•                                         Ensuring the integrity of the Company’s internal controls and management information systems.

•                                         Ensuring the Company’s ethical behaviour and compliance with laws and regulations, audit and accounting principles and the Company’s own governing documents.

•                                         Identifying the principal risks of the Company’s business and ensuring that appropriate systems are in place to manage these risks.

•                                         Reviewing and approving significant operational and financial matters and the provision of direction to management on these matters.

•                                         As required and agreed upon, providing assistance to shareholders concerning the integrity of the Company’s reported financial performance.

•                                          With the assistance of the Compensation Committee and the Chief Executive Officer, the approval of the compensation of the senior management team.

•                                           Succession planning including the selection, training, appointment, monitoring evaluation and, if necessary, the replacement of the senior management to ensure management succession.

•                                        The adoption of a strategic planning process, approval at least annually of a strategic plan that takes into account business opportunities and business risks identified by the Board and/or the Audit Committee and monitoring performance against such plans.

•                                        The review and approval of corporate objectives and goals applicable to the Company’s senior management.

•                                        Enhancing congruence between shareholder expectations, Company plans and management performance.

•                                        Reviewing with senior management material transactions outside the ordinary course of business and such other major corporate matters which require Board approval including the payment of dividends, the issue, purchase and redemption of securities, acquisitions and dispositions of material assets and material capital expenditures and approving such decisions as they arise.

•                                        Performing such other functions as prescribed by law or assigned to the Board in the Company’s constating documents and by-laws.

•                                        With the assistance of the Sustainability Committee:

•                                            Establishing objectives relating to exploration, development, operations and mining of the Company’s properties, including determining the budgets required, the allocation of resources, the steps to be implemented and the timing for reaching such steps.

•                                            Monitoring matters relating to exploration, development, operations and mining and assessing the performance of the Company against its objectives.

•                                            Developing a corporate culture of environmental responsibilities and awareness as to the importance of health and safety.

Dated February 10, 2005

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SCHEDULE “B”

YAMANA GOLD INC.

RESTRICTED SHARE UNIT PLAN

EFFECTIVE MAY 14, 2008

ARTICLE ONE

DEFINITIONS AND INTERPRETATION

Section 1.01                                Definitions:  For the purposes of this Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings:

A.                                 “Act” means the Canada Business Corporations Act, or its successor, as amended, from time to time;

B.                                   “Affiliate” means any corporation that is an affiliate of the Corporation as defined in National Instrument 45-106 – Prospectus and Registration Exemptions, as may be amended from time to time;

C.                                   “Associate” where used to indicate a relationship with any person or company, is as defined in the Securities Act (Ontario), as may be amended from time to time;

E.                                    “Board” means the Board of Directors of the Corporation;

E.                                    “Change of Control” means the occurrence of any one or more of the following events:

(i)                                      a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation or any of its Affiliates and another corporation or other entity, as a result of which the holders of Shares prior to the completion of the transaction hold less than 50% of the outstanding shares of the successor corporation after completion of the transaction;

(ii)                                   the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of assets, rights or properties of the Corporation and/or any of its Affiliates which have an aggregate book value greater than 30% of the book value of the assets, rights and properties of the Corporation and its Affiliates on a consolidated basis to any other person or entity, other than a disposition to a wholly-owned Affiliate in the course of a reorganization of the assets of the Corporation and its Affiliates;

(iii)                                a resolution is adopted to wind-up, dissolve or liquidate the Corporation;

(iv)                               any person, entity or group of persons or entities acting jointly or in concert (an “Acquiror”) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or Associates and/or Affiliates of the Acquiror to cast or to direct the casting of 20% or more of the votes attached to all of the Corporation’s outstanding Voting Securities which may be cast to elect directors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect directors);

(v)                                  as a result of or in connection with: (A) a contested election of directors, or (B) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving the Corporation or any of its Affiliates and another corporation or other entity, the nominees named in the most recent Management Information Circular of the Corporation for election to the Board shall not constitute a majority of the Board; or

(vi)                               the Board adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent.

For the purposes of the foregoing, “Voting Securities” means Shares and any other shares entitled to vote for the election of directors and shall include any security, whether or not issued by the Corporation, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors including any options or rights to purchase such shares or securities;

F.                                    “Committee” means the Board or, if the Board so determines in accordance with Section 2.03 of the Plan, the committee of the Board authorized to administer the Plan which includes any compensation committee of the Board;

G.                                   “Corporation” means Yamana Gold Inc., a corporation existing under the Act, and includes any successor corporation thereof;

H.                                  “Eligible Contractors” means individuals, other than Eligible Employees that: (i) are engaged to provide on a bona fide basis consulting, technical, management or other services to the Corporation or any Affiliates under a written contract between the Corporation or the Affiliate and the individual or a company which the individual consultant is an employee; (ii) in the reasonable opinion of the Corporation, spend or will spend a significant amount of time and attention on the affairs and business of the Corporation or a Affiliate; and (iii) are non-resident of Canada for purposes of the Income Tax Act (Canada) and do not provide any services in Canada;

I.                                       “Eligible Employees” means the full-time employees of the Corporation or any Affiliate including officers of the Corporation or any Affiliate;

I.                                       “Grant Date” means the date that the Restricted Share Unit is granted to a Participant under the Plan, as evidenced by the Restricted Share Unit Grant Letter, and refers also to the date that the Restricted Share Unit is credited to the Participant which must always be in the same calendar year;

J.                                      “Insider” means: (i) an insider as defined in the Securities Act (Ontario), as may be amended from time to time, other than a person who is an Insider solely by virtue of being a director or senior officer of an Affiliate; and (ii) an Associate of any person who is an insider by virtue of (i);

K.                                    “Market Value” means the greater of either: (a) the weighted average trading price; or (b) the average of daily high and low board lot trading prices of the Common Shares on the TSX for the five (5) consecutive trading days immediately prior to the date as of which Market Value is determined.  If the Common Shares are not trading on the TSX, then the Market Value shall be determined based on the trading price on such stock exchange or over-the-counter market on which the Common Shares are listed and posted for trading as may be selected for such purpose by the Committee. In the event that the Common Shares are not listed and posted for trading on any stock exchange or over-the-counter market, the Market Value shall be the fair market value of such Common Shares as determined by the Committee in its sole discretion;

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L.                                    “Participant” means each Eligible Employee and Eligible Contractor to whom Restricted Share Units are granted hereunder;

M.                               “Plan” means the Corporation’s Restricted Share Unit Plan, as same may be amended from time to time;

N.                                  “Resignation” means the cessation of employment of the Participant with the Corporation or an Affiliate as a result of resignation;

O.                                  “Restricted Period” means any period of time that a Restricted Share Unit is not exercisable and the Participant holding such Restricted Share Unit remains ineligible to receive Restricted Shares or cash, determined by the Committee in its absolute discretion, however, such period of time may be reduced or eliminated from time to time and at any time and for any reason as determined by the Committee, including but not limited to circumstances involving death or disability of a Participant;

P.                                    “Restricted Share Unit” means a unit credited by means of an entry on the books of the Corporation to a Participant, representing the right to receive on the Participant’s Entitlement Date (a) fully paid Shares, as determined by the Committee, equal to the Market Value of a Share calculated at the date of such payment or, (b) at the option of the Corporation, a cash payment of equivalent value, in accordance with Sections 3.05 and 3.06;

Q.                                  “Restricted Share Unit Award” means an award of Restricted Share Units under the Plan to a Participant;

R.                                   “Restricted Shares” means the Shares issuable upon either (i) the expiry of an applicable Restricted Period, or (ii) the grant of Restricted Share Units if they are granted without any applicable Restricted Period;

S.                                    “Retirement” means the Participant ceasing to be an Eligible Employee after attaining a stipulated age in accordance with the normal retirement policy or earlier with the Corporation’s consent;

T.                                   “Retirement Date” means the date on which a Participant ceases to be an Eligible Employee due to the Retirement of the Participant;

U.                                  “Shares” means the common shares in the capital of the Corporation, as adjusted in accordance with the provisions of Article Five of this Plan;

V.                                   “Termination” means: (i) in the case of an Eligible Employee, the termination of the employment of the Eligible Employee with or without cause by the Corporation or an Affiliate or the cessation of employment of the Eligible Employee with the Corporation or an Affiliate, other than the Retirement, of the Eligible Employee; and (ii) in the case of an Eligible Contractor, the termination of the services of the Eligible Contractor by the Corporation or any Affiliate;

W.                              “Trustee” means the trustee appointed from time to time by the Board under the Plan; and

X.                                  “TSX” means the Toronto Stock Exchange.

Section 1.02                                Headings:  The headings of all articles, Sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.

Section 1.03                                Context, Construction:  Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

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Section 1.04                                References to this Restricted Share Unit Plan:  The words “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to the Plan as a whole and not to any particular article, Section, paragraph or other part hereof.

Section 1.05                                Canadian Funds:  Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada.

ARTICLE TWO

PURPOSE AND ADMINISTRATION OF THE RESTRICTED SHARE UNIT PLAN

Section 2.01                                Purpose of the Restricted Share Unit Plan:  The Plan provides for the payment of bonuses in the form of the acquisition of Shares or, at the option of the Corporation, cash by Participants for the purpose of advancing the interests of the Corporation and its Affiliates through the motivation, attraction and retention of Eligible Employees and Eligible Contractors and to secure for the Corporation and the shareholders of the Corporation the benefits inherent in the ownership of Shares by Eligible Employees and Eligible Contractors, it being generally recognized that restricted share plans aid in attracting, retaining and encouraging employees due to the opportunity offered to them to acquire a proprietary interest in the Corporation.  It is intended that the Plan not be treated as a “salary deferral arrangement” as defined by the Income Tax Act (Canada) by reason of paragraph (k) thereof.

Section 2.02                                Administration of the Restricted Share Unit Plan:  The Plan shall be administered by the Committee and the Committee shall have full authority to administer the Plan including the authority to interpret and construe any provision of the Plan and to adopt, amend and rescind such rules and regulations for administering the Plan as the Committee may deem necessary in order to comply with the requirements of the Plan.  All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and conclusive and shall be binding on the Participants and the Corporation.  No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan and all members of the Committee shall, in addition to their rights as directors of the Corporation, be fully protected, indemnified and held harmless by the Corporation with respect to any such action taken or determination or interpretation made in good faith.  The appropriate officers of the Corporation are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of the Plan and of the rules and regulations established for administering the Plan.  All costs incurred in connection with the Plan shall be for the account of the Corporation.

Section 2.03                                Delegation to Committee:  All of the powers exercisable hereunder by the directors of the Corporation may, to the extent permitted by applicable law and as determined by resolution of the directors of the Corporation, be exercised by a committee of the Board comprised of not less than three (3) directors of the Corporation, including any compensation committee of the Board.

Section 2.04                                Role of the Trustee:  In the alternative to issuing Shares from treasury, the Board may pay funds to the Trustee.  The Trustee shall use the funds received to purchase Shares in the market.  Subject to Section 3.05, the Trustee shall purchase the Shares as soon as practicable following receipt of the funds from the Board. Shares purchased in the market will be registered in the name of the Trustee.  The Trustee shall forward to each Participant confirmation that the Shares have vested in the Participant and that the Shares have been transferred to the Participant.

Section 2.05           Record Keeping:  The Corporation shall maintain a register in which shall be recorded:

(a)            the name and address of each Participant;

(b)            the number of Restricted Share Units granted to each Participant; and

(c)            the number of Restricted Shares issued to each Participant.

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Section 2.06                                Determination of Participants and Participation:  The Committee shall from time to time determine the Participants who may participate in the Plan.  The Committee shall from time to time determine the Participants to whom Restricted Share Units shall be granted and the provisions and restrictions with respect to such grant, all such determinations to be made in accordance with the terms and conditions of the Plan, and the Committee may take into consideration the present and potential contributions of and the services rendered by the particular Participant to the success of the Corporation and any other factors which the Committee deems appropriate and relevant.

Section 2.07                                Maximum Number of Shares:

(a)                                The aggregate maximum number of Shares available for issuance from treasury under this Plan, subject to adjustment pursuant to Section 5.06, shall not exceed 21,000,000 Shares.  Any Shares subject to a Restricted Share Unit which has been granted under the Plan and which has been cancelled or terminated in accordance with the terms of the Plan without the applicable Restricted Period having expired will again be available under the Plan.

(b)                               The maximum number of Shares issuable to Insiders, at any time, pursuant to this Plan and any other security based compensation arrangements of the Corporation is 10% of the total number of Shares then outstanding.  The maximum number of Shares issued to Insiders, within any one year period, pursuant to this Plan and any other security based compensation arrangements of the Corporation is 10% of the total number of Shares then outstanding.  For purposes of this Section 2.07, the number of Shares then outstanding shall mean the number of Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Restricted Share Unit.

ARTICLE THREE

RESTRICTED SHARE UNITS

Section 3.01                                Restricted Share Unit Plan:  The Plan is hereby established for Eligible Employees and Eligible Contractors.

Section 3.02                                Grant of Restricted Share Units:  A Restricted Share Unit Award granted to a particular Participant in a calendar year will be a bonus for services rendered by the Participant to the Corporation or an Affiliate, as the case may be, in the Corporation’s or Affiliate’s fiscal year ending in such year, as determined in the sole and absolute discretion of the Committee. The number of Restricted Share Units awarded will be credited to the Participant’s account, effective as of the Grant Date.

Section 3.03                                Payment of Dividends:  Subject to the absolute discretion of the Committee, the Committee may elect to credit each Participant with additional Restricted Share Units.  In such case, the number of additional Restricted Share Units will be equal to the aggregate amount of dividends that would have been paid to the Participant if the Restricted Share Units in the Participant’s account had been Shares divided by the Market Value of a Share on the date on which dividends were paid by the Corporation.

The additional Restricted Shares Units will vest on the Participant’s Entitlement Date, as defined in Section 3.04, of the particular Restricted Share Unit Award to which the additional Restricted Share Units relate.

Section 3.04                                Vesting:  A Restricted Share Unit Award granted to a Participant for services rendered will entitle the Participant, subject to the Participant’s satisfaction of any conditions, restrictions or limitations imposed under the Plan or Restricted Share Unit Grant Letter, to receive a payment in fully paid Shares or, at the option of the Corporation, in cash on the date when the Restricted Share Unit Award is fully vested (the “Participant’s Entitlement Date”), which shall be after the expiry of the Restricted

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Period, but no later than December 31 of the third calendar year following the calendar year in which the Grant Date occurred in respect of the corresponding Restricted Share Unit Award (the “Vesting Date”).

Subject to the foregoing, in the event of:

(i)                                     the death of the Participant, all unvested Restricted Share Units credited to the Participant will vest on the date of the Participant’s death.  The Shares represented by the Restricted Share Units held by the Participant shall be issued, or cash will be paid, as determined by the Committee, to the Participant’s estate immediately;

(ii)                                  the total disability of the Participant, all unvested Restricted Share Units credited to the Participant will vest within 60 days following the date in which the Participant is determined to be totally disabled, and the Shares represented by Restricted Share Units held by the Participant shall be issued, or cash will be paid, as determined by the Committee, to the Participant immediately; and

(iii)                               the termination without cause of a Participant, all unvested Restricted Share Units credited to the Participant shall vest on the date of Termination, and the Shares represented by Restricted Share Units held by the Participant shall be issued, or cash will be paid, as determined by the Committee, to the Participant immediately.

For greater certainty, all amounts payable to, or in respect of a Participant, on the redemption of the Restricted Share Units shall be paid to the Participant, or the Participant’s estate, on or before the Vesting Date.

Section 3.05                                Redemption - Fully Paid Shares to the Participant:  Subject to Sections 3.06 and 4.01, the Corporation will satisfy its payment obligation, net of any applicable taxes and other source deductions required to be withheld by the Corporation, on the redemption of the Restricted Share Units, with the issue of fully paid Shares from treasury or by having the Trustee acquire Shares in the open market on behalf of the Participant, in the event that the Corporation elects not to issue Shares from treasury.  In the case of Shares to be acquired in the open market, on the Participant’s Entitlement Date, the Corporation shall notify the Trustee of the number of Shares of the Corporation to be purchased by the Trustee on the Participant’s behalf and the Trustee will purchase such Shares as soon as practical thereafter. The Trustee will deliver such Shares to the Participant, as applicable. The Trustee shall have transferred to the Participant full legal title and beneficial ownership of the Shares, prior to the Vesting Date in accordance with Section 3.04.

Section 3.06                                Redemption – Cash Payment to the Participant:  In the event that the Corporation elects to satisfy its payment obligation in cash, on the Participant’s Entitlement Date, the Restricted Share Units shall be redeemed and paid by the Corporation to the Participant subject to Section 4.01.  The Market Value of the vested Restricted Share Units so redeemed shall, after deduction of any applicable taxes and other source deductions required to be withheld by the Corporation, be paid in cash in accordance with Section 3.04.

Section 3.07                                Option Adjustment:  For greater certainty, no amount will be paid to, or in respect of, a Participant under the Plan or pursuant to any other arrangement, and no additional Restricted Share Units will be granted to a Participant to compensate the Participant for any downward fluctuations in the price of a Share nor will any other form of benefit be conferred upon, or in respect of, a Participant for such a purpose.

The Corporation will not contribute any amounts to a third party or otherwise set aside any amounts to fund the benefits that will be provided under the Plan.

Section 3.08                                Restricted Share Unit Grant Letter:  Each grant of a Restricted Share Unit under the Plan shall be evidenced by a Restricted Share Unit Grant Letter to the Participant from the Corporation.  Such Restricted Share Unit Grant Letter shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions which are not inconsistent with the Plan and which the Committee deems appropriate for inclusion in a Restricted Share Unit Grant Letter.  The provisions of the various Restricted Share Unit Grant Letters issued under the Plan need not be identical.

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Section 3.09                                Restricted Period:  Concurrent with the determination to grant Restricted Share Units to a Participant, the Committee shall determine the Restricted Period applicable to such Restricted Share Units.

Section 3.10                                Eligible Employee Criteria:  The Committee shall establish criteria for the grant of Restricted Share Units to Eligible Employees and Eligible Contractors.

Section 3.11                                Resignation or Termination with Cause during the Restricted Period:  If the employment of the Participant is terminated, for any reason other than death or disability or termination without cause, including but not limited to voluntary termination of employment (other than for Retirement) or termination for cause, then, except as provided for in the Restricted Share Unit Grant Letter or as determined by the Committee, all Restricted Share Units will be forfeited by the Participant, and be of no further force and effect, as of the date of Termination.

Section 3.12                                Change of Control:  If there is a Change of Control, all Restricted Share Units outstanding shall immediately vest on the date of such Change of Control notwithstanding the Restricted Period. In any event, upon a Change of Control, Participants shall not be treated any more favourably than shareholders of the Corporation with respect to the consideration that the Participants would be entitled to receive for their Shares.

Section 3.14                                Election - Sale of Shares by Trustee:  In the event that the Corporation satisfies its payment obligation in Shares, a Participant may direct to have the Trustee, if any such Trustee has been appointed by the Board, sell such Shares on behalf of the Participant. In the absence of an election being made, the Participant shall be deemed to have elected to receive the Shares directly.

Section 3.15                                Necessary Approvals:  The Plan shall be subject to the approval of the shareholders of the Corporation to be given by a resolution passed at a meeting of the shareholders of the Corporation and acceptance by the TSX or any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation.

ARTICLE FOUR

WITHHOLDING TAXES

Section 4.01                                Withholding Taxes:  The Corporation or its Affiliates may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Corporation or its Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any payment or delivery of Shares made under this Plan including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of Shares to be issued under the Plan, until such time as the Participant has paid the Corporation or its Affiliates for any amount which the Corporation and its Affiliates are required to withhold with respect to such taxes.  For greater certainty, immediately upon delivery of any Shares, the Corporation shall have the right to require that a Participant sell a given number of Shares sufficient to cover any applicable withholding taxes and any other source deductions to be withheld by the Corporation in connection with payments made in satisfaction of the Participant’s vested Restricted Share Units.

ARTICLE FIVE

GENERAL

Section 5.01                                Effective Time of Restricted Share Unit Plan:  The Plan shall be effective on May 14, 2008, shareholder approval having been received at the Corporation’s annual and special meeting held on May 14, 2008.  The Plan shall remain in effect until it is terminated by the Board.

Section 5.02                                Amendment of Restricted Share Unit Plan:  The Board or the Committee, as the case may be, may discontinue the Plan at any time without first obtaining shareholder approval, provided that,

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without the consent of a Participant, such discontinuance may not in any manner adversely affect the Participant’s rights under any Restricted Share Unit granted under the Plan.

The Board or the Committee may, subject to receipt of requisite regulatory and shareholder approval, make the following amendments to the Plan:

(a)                                  amend the number of securities under the Plan;

(b)                                 change the definition of “Participant” under the Plan which would have the potential of narrowing, broadening or increasing insider participation; or

(d)                                 make amendments that may lead to significant or unreasonable dilution to the Corporation’s outstanding securities, or that may provide additional benefits to Participants at the expense of the Corporation or its shareholders.

The Board or the Committee may, subject to receipt of requisite regulatory approval, where required, in its sole discretion make all other amendments to the Plan that are not of the type contemplated above, including, without limitation:

(a)                                  amendments of a housekeeping nature;

(b)                                 the addition or a change to the vesting provisions of a Restricted Share Unit or the Plan;

(c)                                  a change to the termination provisions of a Restricted Share Unit or the Plan;

(d)                                 amendments to reflect changes to applicable securities laws; and

(e)                                  amendments to ensure that the Restricted Share Units granted under the Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a Participant to whom a Restricted Share Unit has been granted may from time to time be resident or a citizen.

Any amendment of this Plan shall be such that this Plan will not be considered a “salary deferral arrangement” as defined in subsection 248(1) of Income Tax Act (Canada) or any successor provision thereto, by reason of the Plan continuously meeting the requirements under the exception in paragraph (k) of that definition.

Section 5.03                                Non-Assignable:  Except pursuant to a will or by the laws of descent and distribution, no Restricted Share Unit and no other right or interest of a Participant is assignable or transferable.

Section 5.04                                Rights as a Shareholder:  No holder of any Restricted Share Units shall have any rights as a shareholder of the Corporation prior to the end of the applicable Restricted Period.  Subject to Sections 3.08 and 5.06, no holder of any Restricted Share Units shall be entitled to receive, and no adjustment shall be made for, any dividends, distributions or any other rights declared for shareholders of the Corporation for which the record date is prior to the date of expiry of the Restricted Period applicable to any Restricted Share Unit.

Section 5.05                                No Contract of Employment:  Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue in the employment of, or to provide services to, the Corporation or its Affiliates nor interfere or be deemed to interfere in any way with any right of the Corporation or its Affiliates to discharge any Participant at any time for any reason whatsoever, with or without cause.  Participation in the Plan by a Participant shall be voluntary.

Section 5.06                                Adjustment in Number of Shares Subject to the Restricted Share Unit Plan:  In the event there is any change in the Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the Committee in:

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(a)                                the number of Shares available under the Plan; and

(b)                               the number of Shares subject to any Restricted Share Units.

If the foregoing adjustment shall result in a fractional Share, the fraction shall be disregarded.  All such adjustments shall be conclusive, final and binding for all purposes of the Plan.

Section 5.07                                Securities Exchange Take-over Bid:  In the event that the Corporation becomes the subject of a take-over bid (within the meaning of the Securities Act (Ontario)) pursuant to which 100% of the issued and outstanding Shares are acquired by the offeror either directly or as a result of the compulsory acquisition provisions of the incorporating statute and where consideration is paid in whole or in part in equity securities of the Offeror, the Committee may send notice to all holders of Restricted Share Units requiring them to surrender their Restricted Share Units within 10 days of the mailing of such notice, and the holders of Restricted Share Units shall be deemed to have surrendered such Restricted Share Units on the tenth (10th) day after the mailing of such notice without further formality, provided that:

(a)                                the offeror delivers with such notice an irrevocable and unconditional offer to grant replacement restricted share rights to the holders of Restricted Share Units on the equity securities offered as consideration;

(b)                               the Committee has determined, in good faith, that such replacement restricted share rights have substantially the same economic value as the Restricted Share Units being surrendered; and

(c)                                the surrender of Restricted Share Units and the granting of replacement restricted share rights can be effected on a tax deferred basis under the Income Tax Act (Canada).

Section 5.08                                No Representation or Warranty:  The Corporation makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

Section 5.09                                Compliance with Applicable Law:  If any provision of the Plan or any Restricted Share Unit contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

Section 5.10                                Interpretation:  This Plan shall be governed by and construed in accordance with the laws of the Province of Ontario.

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SCHEDULE “C”

BY-LAW NO. 1

A by-law relating generally to

the conduct of the affairs of

YAMANA GOLD INC.

CONTENTS

Part One	-	Interpretation

Part Two	-	Business of the
Corporation

Part Three	-	Directors

Part Four	-	Meetings of Directors

Part Five	-	Committees

Part Six	-	Officers

Part Seven	-	Protection of Directors,
Officers and Others

Part Eight	-	Shares

Part Nine	-	Dividends and Rights

Part Ten	-	Meetings of Shareholders

Part Eleven	-	Notices

Part Twelve	-	Repeal of Existing By-Law No. 1

Part Thirteen		Effective Date

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of Yamana Gold Inc. (hereinafter called the “Corporation”) as follows:

PART ONE

INTERPRETATION

1.01                                                                           Definitions

In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

•                                         “Act” means the Canada Business Corporations Act, R.S.C., 1985, c. C-44 and the regulations made thereto, as from time to time amended, and every statute that may be substituted therefor and, in the case of such amendment or substitution, any reference in the by-laws of the Corporation shall be read as referring to the amended or substituted provisions therefor;

•                                          “appoint” includes “elect” and vice versa;

•                                          “board” means the board of directors of the Corporation;

•                                          “by-laws” means this by-law and any other by-law of the Corporation from time to time in force and effect;

•                                          “meeting of shareholders” includes an annual meeting of shareholders and a special meeting of shareholders;

•                                          “non-business day” means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Canada);

•                                          “recorded address” means in the case of a shareholder, his or her address as recorded in the securities register; and in the case of joint shareholders, the address appearing in the securities register in respect of such joint holding, or the first address so appearing if there are more than one; and in the case of a director, officer, auditor or member of a committee of the board, his or her latest address as recorded in the records of the Corporation;

•                                          “signing officer” means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by section 2.04 or by a resolution passed pursuant thereto;

•                                          “special meeting of shareholders” includes a meeting of any class or classes of shareholders, and means a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;

•                                          all terms contained in the by-laws that are not otherwise defined in the by-laws and which are defined in the Act shall have the meanings given to such terms in the Act;

•                                          words importing the singular shall include the plural and vice-versa; words importing the masculine gender shall include the feminine and neuter genders; and the word “persons” shall include individuals, bodies corporate, partnerships, associations, personal representatives and any number or aggregate of persons; and

•                                          the headings used in the by-laws are inserted for reference purposes only, and are not to be considered or taken into account in construing the terms or provisions thereof, or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

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1.02                                                                           Conflicts with Laws

In the event of any inconsistencies between the by-laws and mandatory provisions of the Act, the provisions of the Act shall prevail.

PART TWO

BUSINESS OF THE CORPORATION

2.01                                                                           Registered Office

Unless changed in accordance with the Act, the registered office of the Corporation shall be at the place within Canada from time to time specified in the articles and at such address therein as the directors may from time to time determine.

2.02                                                                           Corporate Seal

The corporate seal of the Corporation shall be in such form as the directors may by resolution adopt from time to time.

2.03                                                                           Financial Year

The first financial period of the Corporation and thereafter the fiscal year of the Corporation shall terminate on such date as the directors may by resolution determine.

2.04                                                                           Execution of Instruments

Subject to section 2.06, contracts, documents or instruments in writing requiring the signature of the Corporation may be signed on behalf of the Corporation by any one officer or director.  The directors are authorized from time to time by resolution to appoint any officer or officers or any other person or persons on behalf of the Corporation either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing.  In addition, any director or officer who may execute contracts, documents or instruments in writing, on behalf of the Corporation, may direct the manner in which and the person or persons by whom any particular contract, document or instrument in writing, or class thereof, may or shall be executed and delivered on behalf of the Corporation.

The signature or signatures of any officer or director of the Corporation and of any officer or officers, person or persons appointed as aforesaid by resolution of the directors may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon all contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation executed or issued by or on behalf of the Corporation, and all contracts, documents or instruments in writing or securities of the Corporation on which the signature or signatures of any of the foregoing officers, directors or persons shall be so reproduced, as authorized by resolution of the directors, shall be deemed to have been manually signed by such officers, directors or persons whose signature or signatures is or are so reproduced, and shall be as valid to all intents and purposes as if they had been signed manually, and notwithstanding that the officers, directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments in writing or securities of the Corporation.

The corporate seal of the Corporation may, when required, be affixed to contracts, documents or instruments in writing signed as aforesaid or by an officer or officers, person or persons appointed as aforesaid by resolution of the board of directors, although a document is not invalid merely because a corporate seal is not affixed thereto.

The term “contracts, documents or instruments in writing” as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real

3

or personal, immovable or movable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings.

2.05                                                                           Banking Arrangements

The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the directors.  Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the directors may from time to time by resolution prescribe or authorize.

2.06                                                                           Cheques, Drafts, Notes, Etc.

All cheques, drafts or orders for the payment of money, and all notes, acceptances and bills of exchange shall be signed by such officer or officers or other person or persons, whether or not an officer or officers of the Corporation, and in such manner as the directors may from time to time designate by resolution.

2.07                                                                           Custody of Securities

All securities (including shares, debentures, bonds, notes, warrants or other obligations or securities) owned by the Corporation shall be lodged in the name of the Corporation with a chartered bank or a trust company or in a safety deposit box or, if so authorized by resolution of the directors, with such other depositaries or in such other manner as may be determined from time to time by the directors.  All securities (including shares, debentures, bonds, notes, warrants or other obligations or securities) belonging to the Corporation may be issued and held in the name of a nominee or nominees of the Corporation (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with right of survivorship), and shall be endorsed in blank with endorsement guaranteed in order to enable transfer thereof to be completed and registration thereof to be effected.

2.08                                                                           Voting Securities in Other Bodies Corporate

The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation.  Such instruments shall be in favour of such persons as may be determined by the said signing officers executing or arranging for the same.  In addition, the directors may from time to time direct the manner in which and the persons by whom any particular voting rights or class of voting rights may or shall be exercised.

PART THREE

DIRECTORS

3.01                                                                           Number of Directors

Until changed in accordance with the Act, the board shall consist of not fewer than the minimum number and not more than the maximum number of directors provided in the articles.

3.02                                                                           Qualification

Every director shall be an individual eighteen (18) or more years of age, and no one who is of unsound mind and has been so found by a court in Canada or elsewhere, or who has the status of a bankrupt shall be a director.  Unless the articles otherwise provide, a director need not be a shareholder.  At least twenty-five per cent of the directors of the Corporation must be resident Canadians.  If at any time the Corporation has less than four directors, at least one director must be a resident Canadian.

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3.03                                                                           Term of Office

A director’s term of office (subject to the provisions, if any, of the Corporation’s articles, and subject to his election for an expressly stated term) shall be from the date of the meeting at which he is elected or appointed until the close of the annual meeting next following, or until his successor is elected or appointed.

3.04                                                                           Election and Removal

Directors shall be elected by the shareholders in a meeting on a show of hands unless a poll is demanded, and if a poll is demanded, such election shall be by ballot.  The number of directors to be elected at any such meeting shall be the number of directors then in office unless the directors or the shareholders otherwise determine.  Except for those directors elected for an expressly stated term, all the directors then in office shall cease to hold office at the close of a meeting of shareholders at which directors are elected but, if qualified, are eligible for re-election.  If a meeting of the shareholders of the Corporation fails to elect the number or the minimum number of directors required by the articles by reason of the disqualification, incapacity or the death of any candidates, the directors elected at that meeting may exercise all the powers of the directors if the number of directors so elected constitutes a quorum.  Subject to subsection 2 of section 109 of the Act, the shareholders of the Corporation may, by ordinary resolution at a special meeting, remove any director before the expiration of his term of office, in which case the director so removed shall vacate office forthwith upon the passing of the resolution for his removal, and may, by a majority of the votes cast at the meeting, elect any person in his stead for the remainder of his term.

3.05                                                                           Vacation of Office

The office of a director shall ipso facto be vacated if:

(a)                                  he dies:

(b)                                 he is removed from office by the shareholders;

(c)                                  he becomes bankrupt;

(d)                                 he is found by a court in Canada or elsewhere to be of unsound mind; or

(e)                                  his written resignation is received by the Corporation, or if a time is specified in such resignation, at the time so specified, whichever is later.

3.06                                                                           Vacancies

Subject to the Act, where a vacancy occurs in the board, except a vacancy resulting from an increase in the number or minimum number of directors or from failure to elect the number or minimum number of directors required by the articles, and a quorum of directors remains in office, the directors then in office (even though twenty-five per cent of such directors are not resident Canadians) may appoint a person to fill the vacancy for the remainder of the term.  If there is not then a quorum of directors or if there has been a failure to elect the number or minimum number of directors required by the articles, the directors then in office shall without delay call a special meeting of shareholders to fill the vacancy and, if they fail to do so or if there are no directors then in office, the meeting may be called by any shareholder.

3.07                                                                           Action by Directors

The directors shall manage, or supervise the management of, the business and affairs of the Corporation, and may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation and are not by the Act, the articles, the by-laws, any special resolution of the Corporation, or by statute expressly directed or required to be done in some other manner.

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3.08                                                                           Canadian Directors Present at Meetings

The directors shall not transact business at a meeting unless at least twenty-five per cent of the directors present are resident Canadians or, if the Corporation has less than four directors, at least one of the directors present is a resident Canadian, except where:

(a)                                  a resident Canadian director who is unable to be present approves in writing or by telephonic, electronic or other communication facility, the business transacted at the meeting; and

(b)                                 the required number of resident Canadian directors would have been present had that director been present at the meeting.

3.09                                                                           Duties

Every director and officer of the Corporation in exercising his powers and discharging his duties shall:

(a)                                  act honestly and in good faith with a view to the best interest of the Corporation; and

(b)                                 exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

3.10                                                                           Validity of Acts

An act by a director or officer is valid notwithstanding an irregularity in his election or appointment or a defect in his qualification.

3.11                                                                           Remuneration and Expenses

The remuneration to be paid to the directors shall be such as the directors shall from time to time determine.  The directors may also by resolution award special remuneration to any director in undertaking any special services on the Corporation’s behalf other than the routine work ordinarily required of a director of a Corporation.  The confirmation of any such resolution or resolutions by the shareholders shall not be required.  The directors shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Corporation.

PART FOUR

MEETINGS OF DIRECTORS

4.01                                                                           Calling of Meetings

Meetings of the directors shall be held from time to time at such place as the chairman of the board (if any), the president or vice-president who is a director or any two directors may determine and the corporate secretary shall, upon direction of any of the foregoing, convene a meeting of directors.

4.02                                                                           Place of Meeting

Meetings of directors and of any committee of directors may be held at any place in or outside Canada.

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4.03                                                                           Notice

Notice of the time and place for the holding of any such meeting shall be delivered personally, by mail or by facsimile, or otherwise communicated by electronic means upon written consent in accordance with the requirements of the Act (“Electronic Communications”) to each director not less than 2 business days (exclusive of the day on which the notice is delivered, mailed, or sent by Electronic Communications but inclusive of the day for which notice is given) before the date of the meeting; provided that meetings of the directors or of any committee of directors may be held at any time without formal notice if all the directors are present (except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all absent directors have waived notice.  Notice of any meeting of directors or of any committee of directors or any irregularity in any meeting or the notice thereof may be waived by any director in writing or by Electronic Communication addressed to the Corporation or in any other manner, and such waiver may be validly given either before or after the meeting to which such waiver relates.  A notice of meeting of directors or of any committee of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified.

4.04                                                                           Quorum

Subject to section 3.08, the quorum for the transaction of business at any meeting of the directors shall consist of forty percent (40%) of the directors then in office and, notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the directors.

4.05                                                                           First Meeting of the New Board

For the first meeting of directors to be held following the election of directors at an annual or special meeting of the shareholders, or for a meeting of directors at which a director is appointed to fill a vacancy in the board, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided a quorum of the directors is present.

4.06                                                                           Adjournment

Any meeting of directors or of any committee of directors may be adjourned from time to time by the chairman of the meeting, with the consent of the meeting, to a fixed time and place, and no notice of the time and place for the holding of the adjourned meeting need be given to any director if the time and place of the adjourned meeting are announced at the original meeting.  Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat.  The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting.  If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

4.07                                                                           Telephone Participation

Where all directors have consented thereto (either before or after the meeting), a director may participate in a meeting of directors or of any committee of directors by means of such telephone or other communications facilities as permit all persons participating in the meeting to communicate adequately with each other, and a director participating in a meeting by such means shall be deemed to be present at that meeting.

4.08                                                                           Regular Meetings

The directors may appoint a day or days in any month or months for regular meetings of the directors at a place and hour to be named.  A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

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4.09                                                                           Chairman

The chairman of any meeting of the directors shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting:  chairman of the board, chief executive officer, president, lead director or a vice-president.  If no such officer is present, the directors present shall choose one of their number to be chairman.

4.10                                                                           Votes to Govern

All questions arising at any meeting of directors shall be decided by a majority of votes.  In case of an equality of votes, the chairman of the meeting in addition to his original vote shall not have a second or casting vote.

4.11                                                                           Resolution in Lieu of Meeting

A resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of directors or committee of directors is as valid as if it had been passed at a meeting of directors or committee of directors.  A copy of every such resolution shall be kept with the minutes of the proceedings of the directors or committee of directors.

PART FIVE

COMMITTEES

5.01                                                                           Committees of Directors

The directors may appoint one or more committees of the board, however designated, and delegate to any such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of the board has no authority to exercise.

5.02                                                                           Transaction of Business

Subject to the provisions of section 4.07, the powers of such committee or committees of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee.  Meetings of such committee may be held at any place in or outside Canada.

5.03                                                                           Advisory Bodies

The directors may from time to time appoint advisory bodies as they may deem advisable.

5.04                                                                           Procedure

Unless otherwise determined by the directors, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

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PART SIX

OFFICERS

6.01                                                                           Appointment of Officers

The directors shall annually or as often as may be required appoint a chief executive officer, president, chief financial officer and a corporate secretary, and if deemed advisable, may annually or as often as may be required appoint one or more vice-presidents (to which title may be words added indicating seniority or function), a treasurer, a controller and such other officers as the directors may determine, including one or more assistants to any one of the officers so appointed.  Subject to sections 6.02 and 6.03, an officer may but need not be a director, and one person may hold more than one office.  In case and whenever the same person holds the offices of corporate secretary and treasurer, he or she may but need not be known as the secretary-treasurer.  The directors may from time to time appoint such other officers, employees and agents as they shall deem necessary who shall have such authority and shall perform such functions and duties as may from time to time be prescribed by resolution of the directors.

6.02                                                                           Chairman of the Board

The board may from time to time appoint a chairman of the board who shall be a director.  If appointed, the directors may assign to him any of the powers and duties that are by any provisions of this by-law assigned to the lead director or to the president; and he shall, subject to the provisions of the Act, have such other powers and duties as the directors may specify.  During the absence or disability of the chairman of the board, his duties shall be performed and his powers exercised by the lead director, if any, or by the president.

6.03                                                                           Lead Director

The board of directors may appoint from their number a lead director who, unless otherwise permitted by the Act, shall be a resident Canadian. Subject to the Act, a lead director shall possess and exercise such authority and powers and shall perform such duties as may be determined by the by-laws and the board of directors. A lead director shall not be an officer of the Corporation.

6.04                                                                           Chief Executive Officer

The chief executive officer shall have, under the control of the board of directors, general supervision and direction of the business and affairs of the Corporation. The chief executive officer shall possess and exercise such authority and powers and perform such other duties as may be determined by the by-laws, the board of directors and the chairman of the board.  In the absence of the chairman of the board and lead director, if any, and if the executive officer is also a director of the Corporation, the executive officer shall, when present, preside at all meetings of the directors, any committee of the directors and shareholders; he or she shall sign such contracts, documents or instruments in writing as require his or her signature, and shall have such other powers and shall perform such other duties as may from time to time be assigned to him or her by resolution of the directors or as are incident to his or her office.

6.05                                                                           President

Unless the board of directors determines otherwise, the president shall be the chief operating officer of the corporation and shall have, under the control of the board of directors and the chief executive officer, general supervision of the business of the Corporation. The president shall possess and exercise such authority and powers and perform such other duties as may be determined by the by-laws, the board of directors, the chairman of the board and the chief executive officer.  In the absence of the chairman of the board and the lead director, if any, and the chief executive officer, and if the president is also a director of the Corporation, the president shall, when present, preside at all meetings of the directors, any committee of the directors and shareholders; he or she shall sign such contracts,

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documents or instruments in writing as require his or her signature, and shall have such other powers and shall perform such other duties as may from time to time be assigned to him or her by resolution of the directors or as are incident to his or her office.

6.06                                                                           Chief Financial Officer

The board of directors may from time to time appoint a chief financial officer who shall possess the competencies and skills recommended by the chief executive officer and the Corporate Governance and Nominating Committee, and determined by the board or directors.  The chief financial officer shall provide effective financial leadership for the Corporation to grow shareholder value responsibly, in a profitable and sustainable manner.  Together with the chief executive officer, the chief financial officer shall set the “tone” for management of the Corporation to foster ethical and responsible decision making, appropriate management and best practices in corporate governance.

6.07                                                                           Vice-President

The vice-president or, if more than one, the vice-presidents in order of seniority, shall be vested with all the powers and shall perform all the duties of the president in the absence or inability or refusal to act of the chief executive officer, provided, however, that a vice-president who is not a director shall not preside as chairman at any meeting of directors or shareholders.  The vice-president or, if more than one, the vice-presidents in order of seniority, shall sign such contracts, documents or instruments in writing as require his, her or their signatures and shall also have such other powers and duties as may from time to time be assigned to him, her or them by resolution of the directors.

6.07                                                                           Corporate Secretary

The corporate secretary shall possess and exercise such authority and powers and perform such duties as may be determined by the by-laws, the board of directors, the chairman of the board, the chief executive officer and the president.

The corporate secretary shall give or cause to be given, as and when instructed, notices to the board of directors, the shareholders, officers, auditors and members of committees and advisory bodies of the board of directors. Unless otherwise determined by the board of directors, the corporate secretary shall attend and record minutes of all meetings of the board of directors, committees of the board of directors, shareholders and advisory bodies. The corporate secretary shall have charge of the corporate seal or seals and of the corporate records, subject to section 8.03 hereof, required by law to be kept, except accounting records.

6.08                                                                           Controller

The controller shall possess and exercise such authority and powers and perform such duties as may be determined by the by-laws, the board of directors, the chairman of the board, the chief executive officer, the president and the chief financial officer.

The controller shall have charge of the accounts and accounting records of the corporation and shall keep or cause to be kept accurate accounts of all transactions affecting the financial position of the corporation. Subject to the control of the chief financial officer of the corporation, the controller shall determine the appropriate accounting procedures for the proper recording of the corporation’s assets and liabilities.

The controller shall prepare for submission to the board of directors such financial statements as may be required by the board of directors and shall prepare after the close of each financial year financial statements in accordance with the requirements of any applicable laws.

The controller shall provide financial information and data to the board of directors of the corporation, whenever requested.

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6.09                         Treasurer

Subject to the provisions of any resolution of the directors and the duties, authority and power granted to the controller of the Corporation, the treasurer shall have the care and custody of all the funds and securities of the Corporation, and shall deposit the same in the name of the Corporation in such bank or banks or with such other depositary or depositaries as the directors may by resolution direct. He or she shall prepare and maintain proper accounting records in compliance with the Act. He or she shall render to the directors whenever required an account of all his or her transactions as treasurer and of the financial position of the Corporation. He or she  shall sign such contracts, documents or instruments in writing as require his or her signature, and shall have such other powers and duties as may from time to time be assigned to him or her by resolution of the directors or as are incident to his or her office.

6.10                         Powers and Duties of Other Officers

The powers and duties of all other officers shall be such as the terms of their engagement call for or as the directors or the chief executive officer may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

6.11                         Term of Office

All officers, employees and agents, in the absence of agreement to the contrary, shall be subject to removal by resolution of the directors at any time, with or without cause. Otherwise, each officer appointed by the directors shall hold office until his or her successor is appointed or until the earlier of his or her resignation or death.

6.12                         Variation of Powers and Duties

The directors may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

6.13                         Terms of Employment and Remuneration

The terms of employment and remuneration of all officers appointed by the board, including the chairman of the board, if any, and the president shall be determined from time to time by resolution of the board. The fact that any officer or employee is a director or shareholder shall not disqualify him or her from receiving such remuneration as may be determined.

6.14                         Conflict of Interest

An officer shall disclose his or her interest in any material contract or proposed material contract with the Corporation in accordance with section 7.04.

6.15                         Fidelity Bonds

The directors may require such officers, employees and agents of the Corporation as the directors deem advisable to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety as the directors may from time to time determine, provided that no director shall be liable for failure to require any such bond or for the insufficiency of any such bond or for any loss by reason of the failure of the Corporation to receive any indemnity thereby provided.

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6.16                         Vacancies

If the office of chairman, lead director, president, vice-president, corporate secretary, controller, treasurer, or any other office created by the directors pursuant to section 6.10 hereof shall be or become vacant by reason of death, resignation or in any other manner whatsoever, the directors shall in the case of the president or the corporate secretary and may in the case of any other officer appoint an officer to fill such vacancy.

6.17                         Other Officers

The duties of all other officers of the Corporation shall be such as the terms of their engagement call for or the board requires of them. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board otherwise directs.

PART SEVEN

PROTECTION OF DIRECTORS AND OFFICERS

7.01                         Limitation of Liability

Except as otherwise provided in the Act, no director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, including any person with whom or which any moneys, securities or effects shall be lodged or deposited, or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his or her office or in relation thereto, unless the same shall happen by or through his or her failure to exercise his or her powers and to discharge his or her duties honestly, in good faith with a view to the best interests of the Corporation, and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, provided that nothing herein contained shall relieve a director or officer from the duty to act in accordance with the Act and regulations made thereunder, or relieve him or her from liability for a breach thereof. The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the board of directors.

7.02                         Indemnity

Subject to the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual is involved because of that association with the Corporation or other entity, if:

(a)                                the individual acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation’s request; and

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(b)                               in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

The Corporation shall advance monies to a director, officer or other individual for costs, charges and expenses of a proceeding referred to above. The individual shall repay the monies if he or she does not fulfill the conditions set out in paragraphs (a) and (b) above. The Corporation shall also indemnify any such individuals in such other circumstances as the Act or any law permits or requires. Nothing in this by-law shall limit the right of any individual entitled to indemnity to claim indemnity apart from the provisions of this by-law.

7.03                         Insurance

Subject to the Act, the Corporation may purchase and maintain insurance for the benefit of any person referred to in section 7.02 against any liability incurred by him or her in his or her capacity as a director or officer, or an individual acting in a similar capacity, of the Corporation or of another body corporate at the Corporation’s request.

7.04                         Conflict of Interest

A director or officer who is a party to, or who is a director or officer (or acting in a similar capacity) of or has a material interest in a party to, any material contract or transaction, whether made or proposed, with the Corporation shall disclose the nature and extent of his or her interest at the time and in the manner provided by the Act. Any such contract or transaction shall be referred to the directors or shareholders for approval even if such contract is one that in the ordinary course of the Corporation’s business would not require approval by the directors or shareholders, and a director interested in a contract so referred to the permitted board shall not vote on any resolution to approve the same, except as permitted by the Act.

7.05                         Submission of Contracts or

Transactions to Shareholders for Approval

The directors in their discretion may submit any contract, act or transaction for approval, ratification or confirmation at any annual meeting of the shareholders or at any special meeting of the shareholders called for the purpose of considering the same and any contract, act or transaction that shall be approved, ratified or confirmed by resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the Corporation’s articles or any other by-law) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified and/or confirmed by every shareholder of the Corporation.

PART EIGHT

SHARES

8.01                         Issuance

Subject to the Act and the articles of the Corporation, the directors may from time to time issue, or grant options to purchase, the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the directors may determine, provided that no share shall be issued until it is fully paid as provided by the Act.

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8.02                         Commissions

The directors may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

8.03                         Transfer Agents and Registrars

The directors may from time to time appoint a registrar to maintain the securities register and a transfer agent to maintain the register of transfers and may also appoint one or more branch registrars to maintain branch securities registers and one or more branch transfer agents to maintain branch registers of transfers, but one person may be appointed both registrar and transfer agent. The directors may at any time terminate any such appointment.

8.04                         Share Certificates

Every holder of one or more shares of the Corporation shall be entitled, at his option, to a share certificate, or to a non-transferable written acknowledgement of his right to obtain a share certificate, stating the number and class or series of shares held by him or her as shown on the securities register. Share certificates and acknowledgements of a shareholder’s right to a share certificate shall be in such form as the directors shall from time to time approve. Any share certificate shall be signed in accordance with section 2.04; it need not be under the corporate seal. The signature of one of the signing officers may be printed or mechanically reproduced upon share certificates. Every printed or mechanically reproduced signature shall for all purposes be deemed to be a signature binding upon the Corporation. Unless the directors otherwise determine, certificates representing shares in respect of which a transfer agent or registrar, as the case may be, has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent or registrar. In the case of share certificates which are not valid unless countersigned by or on behalf of a transfer agent or registrar, the signature of any signing officer may be printed or mechanically reproduced upon share certificates and every such printed or mechanically reproduced signature shall for all purposes be deemed to be a signature binding upon the Corporation. Notwithstanding any change in the persons holding office between the time of signing and the issuance of any certificate, and notwithstanding that a person may not have held office at the date of issuance of such certificate, any such certificate so signed shall be valid and binding upon the Corporation.

8.05                         Joint Shareholders

If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

8.06                         Deceased Shareholders

In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make dividends or other payments in respect thereon except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

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8.07                         Replacement of Share Certificates

The directors or any officer or agent designated by the directors may in their or his or her discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken on payment of such reasonable fee, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the directors, or any officer or agent designated by the directors, may from time to time prescribe, whether generally or in any particular case.

8.8                           Lien for Indebtedness

If the articles provide that the Corporation shall have a lien on shares registered in the name of a shareholder indebted to the Corporation, such lien may be enforced, subject to the articles, by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, may refuse to register a transfer of the whole or any part of such shares.

PART NINE

DIVIDENDS AND RIGHTS

9.01                         Dividends

Subject to the Act, the directors may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

9.02                         Dividend Cheques

A dividend payable in money shall be paid by either electronically by direct deposit or by cheque drawn on the Corporation’s bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and, if paid by cheque, mailed by prepaid ordinary mail to such registered holder at his or her recorded address, unless such holder otherwise directs. In the case of joint holders any cheque issued shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

9.03                         Non-Receipt of Cheques

In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the directors may from time to time prescribe, whether generally or in any particular case.

9.04                         Record Date for Dividends and Rights

The directors may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment for such dividend or to exercise the right to subscribe for such securities, and notice of any such record date shall be given not less than 7 days before such record date in the manner provided in the Act. If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the directors.

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9.05                         Unclaimed Dividends

Any dividend unclaimed after a period of six (6) years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

PART TEN

MEETINGS OF SHAREHOLDERS

10.01                       Annual Meetings

The annual meeting of shareholders shall be held on such day and at such time in each year and, subject to section 10.03, at such place as the directors, the chairman of the board or the chief executive officer may from time to time determine, in any event no later than the earlier of (i) six (6) months after the end of each financial year of the Corporation and (ii) 15 months after the Corporation’s last annual meeting of shareholders, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting.

An annual meeting of shareholders may also be constituted as an annual and special meeting of shareholders to consider and transact any special business, which may be considered and transacted at a special meeting of shareholders.

10.02                       Special Meetings

The directors, the chairman of the board or the chief executive officer shall have power to call a special meeting of shareholders at any time.

10.03                       Place of Meetings

Subject to the Act, meetings of shareholders shall be held at the place within Canada that the directors determine. If the Corporation makes available a telephonic, electronic or other communication facility that permits all participants of a shareholders meeting to communicate adequately with each other during the meeting and otherwise complies with the Act, any person entitled to attend such meeting may participate by means of such communication facility in the manner prescribed by the Act, and any person participating in the meeting by such means is deemed to be present at the meeting.

10.04                       Notice of Meetings

Notice of the time and place of each meeting of shareholders shall be given in the manner provided in Part Eleven not less than 21 nor more than 60 days before the date of the meeting to each director, to the auditors and to each shareholder who at the close of business on the record date is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and the auditors’ report, election of directors and reappointment of incumbent auditors shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting.

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10.05                       List of Shareholders Entitled to Notice

For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting. If a record date for the meeting is fixed pursuant to section 10.06, the shareholders listed shall be those registered at the close of business on such record date. If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given, or where no such notice is given, the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the central securities register is kept and at the meeting for which the list was prepared.

10.06                       Record Date for Notice

The directors may fix in advance a record date, preceding the date of any meeting of shareholders by not more than 60 days and not less than 21 days, for the determination of the shareholders entitled to notice of the meeting, provided that notice of any such record date is given not less than 7 days before such record date, in the manner provided in the Act. If no record date is so fixed, the record date for the determination of the shareholders entitled to notice of the meeting shall be the close of business on the day immediately preceding the day on which the notice is given, or, if no notice is given, the day on which the meeting is held.

10.07                       Meetings without Notice

A meeting of shareholders may be held without notice at any time and place permitted by the Act (a) if all the shareholders entitled to vote thereat are present in person or represented by proxy or if those not present or represented by proxy waive notice of or otherwise consent to such meeting being held, and (b) if the auditors and the directors are present or waive notice of or otherwise consent to such meeting being held, provided that such shareholders, auditors or directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. At such a meeting, any business may be transacted which the Corporation at a meeting of shareholders may transact.

10.08                       Chairman, Corporate Secretary and Scrutineers

The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting:  chairman of the board, chief executive officer, president, lead director or a vice-president who is a shareholder. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the corporate secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as corporate secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

10.09                       Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

10.10                       Quorum

A quorum for the transaction of business at any meeting of shareholders shall be 2 persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy or proxyholder for an absent shareholder so entitled, holding or representing in the aggregate not less than

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25% of the issued and outstanding shares of the Corporation carrying voting rights at the meeting of shareholders.

10.11                       Right to Vote

Subject to the provisions of the Act as to authorized representatives of any other body corporate or association, at any meeting of shareholders for which the Corporation has prepared the list referred to in paragraph 10.05, a shareholder whose name appears on such list is entitled to vote the shares shown opposite his name at the meeting to which the list relates. At any meeting of shareholders for which the Corporation has not prepared the list referred to in paragraph 10.05, every person shall be entitled to vote at the meeting who at the time is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting. The persons entitled to vote at any meeting of shareholders shall be the persons entitled to vote in accordance with the Act.

10.12                       Proxyholders and Representatives

Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, to attend and act as his or her representative at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or his or her attorney and shall conform with the requirements of the Act. Alternatively, every such shareholder which is a body corporate or association may authorize by resolution of its directors or governing body an individual to represent it at a meeting of shareholders and such individual may exercise on the shareholder’s behalf all the powers it could exercise if it were an individual shareholder. The authority of such an individual shall be established by depositing with the Corporation a certified copy of such resolution, or in such other manner as may be satisfactory to the corporate secretary of the Corporation or the chairman of the meeting. Any such proxyholder or representative need not be a shareholder.

10.13                       Time for Deposit of Proxies

The directors may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours exclusive of non-business days, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, it has been received by the corporate secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

10.14                       Joint Shareholders

If two or more persons hold shares jointly, any of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy, they shall vote together as one on the shares jointly held by them.

10.15                       Votes to Govern

At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by the majority of the votes cast on the question. In case of an equality of votes either upon a show of hand or upon a poll, the chairman of the meeting shall not be entitled to a second or casting vote.

10.16                       Show of Hands

Subject to the Act, any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as provided in section 10.17. Upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by

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a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question. For the purpose of this section, if at any meeting the Corporation has made available to shareholders the means to vote electronically, any vote made electronically shall be included in tallying any votes by show of hands.

10.17                       Ballots

On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the chairman may require a ballot or any person who is present and entitled to vote at the meeting may require or demand a ballot. A ballot so required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

10.18                       Adjournment

The chairman at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place. If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

10.19                       Resolution in Writing

A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless a written statement with respect to the subject matter of the resolution is submitted by a director or the auditors in accordance with the Act.

PART ELEVEN

NOTICES

11.01                       Method of Giving Notices

Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the directors shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his or her recorded address or if mailed to him or her at his or her recorded address by prepaid ordinary or air mail or if transmitted to him or her by any electronic means permitted by the Act. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box; and a notice so sent by any electronic means shall be deemed to have been given at the time specified under the Act. The corporate secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the directors in accordance with any information believed by him or her to be reliable.

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11.02                       Signature to Notices

The signature of any director or officer of the Corporation to any notice or document to be given by the Corporation may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.

11.03                       Proof of Service

A certificate of the chairman of the board, the chief executive officer, the president, a vice-president, the corporate secretary, the treasurer or the controller or of any other officer of the Corporation in office at the time of the making of the certificate or of a transfer officer of any transfer agent or branch transfer agent of shares of any class of the Corporation as to the facts in relation to the mailing or delivery of any notice or other document to any shareholder, director, officer or auditor or publication of any notice or other document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation as the case may be.

11.04                       Notice to Joint Shareholders

If two or more persons are registered as joint holders of any share, any notice may be addressed to all of such joint holders but notice to one of such persons shall be sufficient notice to all of them.

11.05                       Computation of Time

In computing the date when notice must be given under any provision requiring a specified number of days notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

11.06                       Undelivered Notices

If any notice given to a shareholder pursuant to section 11.01 is returned on three consecutive occasions because he cannot be found, the Corporation shall not be required to give any further notices to such shareholder until he or she informs the Corporation in writing of his new address.

11.07                       Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

11.08                       Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder through whom he derives his title to such share prior to his or her name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he or she became so entitled) and prior to his or her furnishing to the Corporation the proof of authority or evidence of his or her entitlement prescribed by the Act.

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11.09                       Waiver of Notice

Any shareholder, proxyholder, representative, director, officer, auditor, member of a committee of the board or other person entitled to attend a meeting of shareholders may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him or her or to the shareholder whom the proxyholder or representative represents under any provision of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgement, whether given before or after the meeting or other event for which notice is required to be given shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board which may be given in any manner.

PART TWELVE

REPEAL OF EXISTING BY-LAW NO. 1

12.01                       Repeal of Existing By-Law No. 1

As of the coming into effect of this By-Law No.1, the existing By-law No. 1 of the Corporation made as of the 8th day of December, 1994, and confirmed as of the 20th day of February, 1995, is repealed provided that such repeal does not affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, or the validity of any articles or predecessor charter documents of the Corporation obtained pursuant to, any such by-law prior to its repeal. All officers and persons acting under any by-law so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or the board with continuing effect passed under any repealed by-law shall continue good and valid.

PART THIRTEEN

EFFECTIVE DATE

13.01                       Effective Date

This by-law shall come into force upon being passed by the directors in accordance with the Act.

MADE by the board the 2nd day of April, 2008.

WITNESS the seal of the Corporation.

(Signed)	(Signed)
Peter Marrone	Jacqueline A. Jones
Chairman and Chief Executive Officer	Vice President, Legal, General Counsel and Corporate Secretary

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Any questions and requests for assistance may be directed to the Information Agent:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario

M5X 1E2

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1 866 581 1490

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